SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2014
Commission File Number	000-13727
Pan American Silver Corp.
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2013, together with the report of the auditors thereon.
2	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2013.
3	Consent of Deloitte LLP, Independent Registered Accountants.

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-180304) and on Form S-8 (Nos. 333-149580, 333-180494 and 333-180495) that have been filed with the Securities and Exchange Commission.

Document 1

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“signed”	“signed”
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 26, 2014

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated income statements, statements of comprehensive (loss) income, cash flows and changes in equity for each of the years in the two year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for each of the years in the two year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013,

based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
March 26, 2014

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March  26, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
 March 26, 2014

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2013 and 2012 (in thousands of U.S. dollars)

	December 31, 2013	December 31, 2012 (Recast)
Assets
Current assets
Cash and cash equivalents (Note 25)	$249,937	$346,208
Short-term investments (Note 9)	172,785	196,116
Trade and other receivables (Note 8)	114,782	134,612
Income taxes receivable	40,685	18,671
Inventories (Note 10)	284,352	266,663
Derivative financial instruments (Note 8)	-	25
Prepaids and other current assets	9,123	9,546
	871,664	971,841
Non-current assets
Mineral properties, plant and equipment (Note 11)	1,870,678	2,205,252
Long-term refundable tax (Note 8)	9,801	9,937
Deferred tax assets (Note 28)	165	1,358
Other assets (Note 13)	8,014	7,291
Goodwill (Note 12)	7,134	198,946
Total Assets	$2,767,456	$3,394,625

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$125,609	$136,149
Loan payable (Note 15)	20,095	-
Provisions (Note 16)	3,172	7,022
Current portion of finance lease (Note 17)	4,437	12,473
Current income tax liabilities	29,319	52,217
	182,632	207,861
Non-current liabilities
Provisions (Note 16)	43,817	45,661
Deferred tax liabilities (Note 28)	285,947	326,171
Share purchase warrants (Note 8, 20)	207	8,594
Long-term portion of finance lease (Note 17)	5,717	24,377
Long-term debt (Note 18)	34,302	41,134
Other long-term liabilities (Note 19)	26,045	23,256
Total Liabilities	578,667	677,054

Equity
Capital and reserves (Note 20)
Issued capital	2,295,208	2,300,517
Share option reserve	21,110	20,560
Investment revaluation reserve	(137)	964
Retained (deficit) earnings	(133,847)	388,202
Total Equity attributable to equity holders of the Company	2,182,334	2,710,243
Non-controlling interests	6,455	7,328
Total Equity	2,188,789	2,717,571
Total Liabilities and Equity	$2,767,456	$3,394,625
Commitments and Contingencies (Notes 8, 29)
See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD ON MARCH 26, 2014

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp. Consolidated Income Statements
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)

	2013	2012 (Recast)
Revenue (Note 26)	$824,504	$928,594
Cost of sales
Production costs (Note 21)	(530,613)	(485,163)
Depreciation and amortization (Note 11)	(135,913)	(104,409)
Royalties	(26,459)	(35,077)
	(692,985)	(624,649)
Mine operating earnings	$131,519	$303,945

General and administrative	(17,596)	(20,790)
Exploration and project development	(15,475)	(36,746)
Impairment charge (Note 12)	(540,228)	(100,009)
Acquisition costs (Note 6)	-	(16,162)
Foreign exchange gains (losses)	(14,637)	5,577
Gain on commodity and foreign currency contracts	(4,551)	421
Gain on sale of mineral properties, plant and equipment (Note 6)	14,068	9,652
Other income and (expenses) (Note 27)	8,287	5,370
(Loss) earnings from operations	(438,613)	151,258

Gain on derivatives (Note 20)	16,715	24,159
Investment income	3,086	6,178
Interest and finance expense (Note 23)	(10,277)	(7,678)
(Loss) earnings before income taxes	(429,089)	173,917
Income taxes (Note 28)	(16,757)	(95,562)
Net (loss) earnings for the year	$(445,846)	$78,355

Attributable to:
Equity holders of the Company	$(445,851)	$78,201
Non-controlling interests	5	154
	$(445,846)	$78,355

(Loss) earnings per share attributable to common shareholders (Note 24)
Basic (loss) earnings per share	$(2.94)	$0.56
Diluted (loss) earnings per share	$(2.96)	$0.49
Weighted average shares outstanding (in 000’s) Basic	151,501	140,883
Weighted average shares outstanding (in 000’s) Diluted	153,430	142,442

Consolidated Statements of Comprehensive (loss) Income
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)
	2013	2012 (Recast)
Net (loss) earnings for the year	$(445,846)	$78,355
Items that may be reclassified subsequently to net earnings:
Unrealized net (losses) gains on available for sale securities (net of zero dollars tax in 2013 and 2012)	(2,163)	2,452
Reclassification adjustment for net losses (gains) on available for sale securities included in earnings (net of zero dollars tax in 2013 and 2012)	1,062	(3,634)
Total comprehensive (loss) income for the year	$(446,947)	$77,173

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(446,952)	$77,019
Non-controlling interests	5	154
	$(446,947)	$77,173

Pan American Silver Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)

	2013	2012 (Recast)
Cash flow from operating activities
Net (loss) earnings for the year	$(445,846)	$78,355

Current income tax expense (Note 28)	55,691	101,050
Deferred income tax recovery (Note 28)	(38,934)	(5,488)
Depreciation and amortization (Note 11)	135,913	104,409
Impairment of mineral property (Note 12)	540,228	100,009
Accretion on closure and decommissioning provision (Note 16)	3,030	2,999
Unrealized (gains) losses on foreign exchange	(922)	6,124
Share-based compensation expense	2,173	4,142
Unrealized losses (gains) on commodity contracts (Note 8)	25	(25)
Gain on derivatives (Note 20)	(16,715)	(24,159)
Gain on sale of mineral property, plant and equipment (Note 6)	(14,068)	(9,652)
Changes in non-cash operating working capital (Note 25)	(1,673)	(11,062)
Operating cash flows before interest and income taxes	218,902	346,702

Interest paid	(3,425)	(3,639)
Interest received	2,138	2,575
Income taxes paid	(98,009)	(152,333)
Net cash generated from operating activities	$119,606	$193,305

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(159,401)	(159,915)
Proceeds from short term investments	19,920	30,383
Acquisition of Minefinders, net of cash acquired (Note 6)	-	86,528
Proceeds from sale of mineral property, plant and equipment	13,681	1,692
Net refundable tax and other asset expenditures	452	1,989
Net cash used in investing activities	$(125,348)	$(39,323)

Cash flow from financing activities
Proceeds from issue of equity shares	-	3,195
Shares repurchased and cancelled (Note 20)	(6,740)	(41,749)
Dividends paid	(75,755)	(24,919)
Proceeds from short term loan (Note 15)	23,496	-
Payment of construction and equipment leases	(30,238)	(6,213)
Distributions to non-controlling interests	(925)	(1,074)
Net cash used in financing activities	$(90,162)	$(70,760)
Effects of exchange rate changes on cash and cash equivalents	(367)	85
Net (decrease) increase in cash and cash equivalents	(96,271)	83,307
Cash at the beginning of the year	346,208	262,901
Cash and cash equivalents at the end of the year	$249,937	$346,208
See accompanying notes to the consolidated financial statements.

Pan American Silver Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the year	-	-	-	-	78,201	78,201	154	78,355
Other comprehensive loss	-	-	-	(1,182)	-	(1,182)	-	(1,182)
	-	-	-	(1,182)	78,201	77,019	154	77,173
Transaction with owners
Shares issued on the exercise of stock options	288,796	4,947	(1,765)	-	-	3,182	-	3,182
Shares issued as compensation	57,369	1,060	-	-	-	1,060	-	1,060
Shares issued on the exercise of warrants	379	13	-	-	-	13	-	13
Shares repurchased and cancelled	(2,411,240)	(36,848)	-	-	(4,901)	(41,749)	-	(41,749)
Issued to acquire Minefinders	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued on replacement awards	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,074)	(1,074)
Share-based compensation on option grants	-	-	2,256	-	-	2,256	-	2,256
Dividends paid	-	-	-	-	(24,919)	(24,919)	-	(24,919)
Balance, December 31, 2012 (Recast)	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive (loss) income
Net loss for the year	-	-	-	-	(445,851)	(445,851)	5	(445,846)
Other comprehensive loss	-	-	-	(1,101)	-	(1,101)	-	(1,101)
	-	-	-	(1,101)	(445,851)	(446,952)	5	(446,947)
Transaction with owners
Shares issued as compensation	94,659	1,035	-	-	-	1,035	-	1,035
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	(47)	(47)	(878)	(925)
Share-based compensation on option grants	-	-	550	-	-	550	-	550
Dividends paid	-	-	-	-	(75,755)	(75,755)	-	(75,755)
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
See accompanying notes to the consolidated financial statements.

4

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”).  Pan American Silver Corp is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

At December 31, 2013 the Company’s principal producing properties were comprised of the Huaron and Morococha mines located in Peru, the Alamo Dorado, La Colorada and Dolores mines located in Mexico, the San Vicente mine located in Bolivia and the Manantial Espejo mine located in Argentina.

The Company’s significant development project at December 31, 2013 was the Navidad project in Argentina.

2.	Summary of Significant Accounting Policies

a.    Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved for issuance by the Board of Directors on March 26, 2014.

b.    Basis of Preparation

The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2013, and the comparative information as at December 31, 2012, which has been recast due to finalization of the purchase price allocation for the acquisition of Minefinders (note 6).

c.    Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. This occurs when the Company has  existing rights that give it the current ability to direct the relevant activities, is exposed, or has rights, to variable returns from its involvement with the investee when the investor's returns from its involvement have the potential to vary as a result of the investee's performance and the ability to use its power over the investee to affect the amount of the investor's returns. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as “net earnings attributable to non-controlling interest” in the consolidated statement of financial position, consolidated income statement. Total comprehensive income is attributable to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance.

5

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2013 and 2012 are presented in the following table:

Subsidiary	Location	Ownership Interest (2013)	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Investments in associates:  An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.  Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity.  The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement:  These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value.  Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation:  The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s and each of the subsidiaries functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.  When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement.  Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred.  The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.  The costs to issue debt securities are capitalized and amortized using the effective interest method.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.

Control of a business may be achieved in stages.  Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.  Additionally, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

6

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices.  Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit and loss. Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date.  The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value.  The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred.  Subsequent changes in fair value are recognized in net earnings.

7

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement.  Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(d) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

ii) Financial liabilities

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii) Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

8

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

•	The fair values of cash, and short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.
•	Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.
(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on de-recognition are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off

9

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

(viii) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.
Normal purchase or sale exemption: Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the “normal purchase or sale exemption” (with the exception of those with quotational period clauses, which result in the recognition of an embedded derivative. Refer to note 8b for more information). For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and cash in banks.  It also includes short-term money market investments that are readily convertible to cash with original terms of three months or less.  Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.

Short-term investments:  Short-term investments are classified as “available-for-sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials, and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the

10

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal.  Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period is first estimated using the Mineral Resource model.  As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control.  The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.

The Company allocates direct and indirect production costs to by-products on a systematic and rational basis.  With respect to concentrate and dore inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and dore.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kenetics in the heap leach pads. Test work consists of leach columns of up to 400 day duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.
The ultimate recovery will not be known until the leaching operations cease.

11

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment.  The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These

12

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter.  Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated
•	Mobile equipment – 3 to 7 years
•	Buildings and plant facilities – 25 to 50 years
•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
•	Exploration and evaluation – not depreciated until mine goes into production
•	Assets under construction – not depreciated until assets are ready for their intended use

13

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditures on exploration activity are not capitalized.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property

Deferred Stripping Costs:  In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine’s production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.

Asset Impairment:  Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (“FVLCTS”). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where

14

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced.  Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows,

15

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation:  The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments:  The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant.  Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant.  All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

16

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes:  Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other  comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from

17

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share:  Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares.  This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.  This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period).  The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

Borrowing Costs:  Borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount

18

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)
capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

3.	Changes in Accounting Standards

Changes in Accounting Policies

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.  The application of IFRS 10 does not have an impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The application of IFRS 11 does not have an impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The Company has completed its assessment on this standard and concluded that this standard does not have a significant impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. The Company has completed its assessment on this standard and concluded that this standard did not have an impact on the consolidated financial statements. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the consolidated financial statements as a result of applying IFRS 13.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The application of IAS 1 does not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of

19

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.   The application of the amended IAS 19 does not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting interpretation effective January 1, 2014

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments.  In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event.  IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.  The Company does not anticipate the application of IFRIC 21 to have a material impact on its consolidated financial statements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments.  The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation.

4.	Significant Judgements in Applying Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•
Capitalization of evaluation costs:  The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 12. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

•
Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized.  The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

•
Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair

20

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

•
Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the USD.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

•
Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances.  A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

•
Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits.  These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.  As at December 31, 2013, the carrying amount of stripping costs capitalized was $59.2 million comprised of Manantial - $13.8 million, Dolores - $32.8 million and Alamo Dorado - $12.6 million (2012 - $23.6 million was capitalized comprised of $6.9, $13.5, and $3.2 million, respectively).

•
Replacement convertible debenture:  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract.  The holder subsequently selected the Silver Stream contract.  The convertible debenture is classified and accounted for as a deferred credit.  In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation.  As at December 31, 2013, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2012 - $20.8 million).

•
Convertible Notes:  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

5.	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs,

21

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•
Mineral reserve estimates:  The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•
Valuation of Inventory:  In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.  Refer to Note 10 for details.

•
Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively.  A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•
Impairment of mining interests:  While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.  Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests.  Impairments of mining interests are discussed in Note 12.

•
Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.  Refer to Note 16 for details on decommissioning and restoration costs.

22

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

•
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•
Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

•
Share purchase warrants:  The carrying value of share purchase warrants is equal to fair value.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives.  The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded.  The Company uses significant judgment in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company’s shares on the Toronto Stock Exchange.  Refer to Note 20 for details on share purchase warrants.

•
Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Note 29 for further discussion on contingencies.

6.	Acquisition and Divesture

a)	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. In addition, the Company recorded $16.2 million of acquisition costs to complete this transaction.  Minefinders was engaged in precious metals mining and had exploration properties in Mexico and the United States.  Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

The acquisition was aligned with management’s objectives of enhanced operating and development portfolio diversification and its mission to be the largest low-cost primary silver mining company worldwide.  The Company  believes that the strategic benefits to shareholders resulting from the acquisition include: (i)

23

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio on a net of by-product basis, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold.  The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement, former Minefinders shareholders who elected the full proration option received $1.84 Canadian (“CAD”) and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.  Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.  Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.  Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations. These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value.  Retrospective application of the changes made to the allocation of the purchase consideration in the 2013 first quarter decreased net earnings for the year ended December 31, 2012 by $9.2 million, due to an increase in cost of sales, reduced by depreciation and income tax expense.

Goodwill was recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company’s 2012 year-end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the first quarter of 2013.

Purchase consideration
Cash	$165,413
Replacement option awards	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256
(1)	Includes cash of $251.9 million for net cash received of $86.5 million and accounts receivable of $11.3 million.

24

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table summarizes the Company’s recast and previously reported December 31, 2012 consolidated balance sheets:
	December 31, 2012 (Recast)	December 31, 2012(1)
Assets
Inventories	$266,663	$270,089
Mineral property, plant and equipment	$2,205,252	$2,182,742
Deferred tax asset	$1,358	$1,450
Goodwill	$198,946	$211,292
Liabilities and Equity
Accounts payable and accrued liabilities	$136,149	$136,757
Income tax liabilities	$52,217	$40,346
Deferred tax liabilities	$326,171	$321,630
Retained earnings	$388,202	$397,360
(1)	As previously presented in the consolidated financial statements for the year ended December 31, 2012.

The following table summarize the Company’s recast and previously reported year ended December 31, 2012 consolidated income statements.

	Twelve months ended December 31,
	2012 (Recast)	2012(1)
Revenue	$928,594	$928,594
Cost of Sales
Production costs	(485,163)	(474,001)
Depreciation and amortization	(104,409)	(108,153)
Royalties	(35,077)	(35,077)
	(624,649)	(617,231)
Mine operating earnings	$303,945	$311,363
Earnings from operations	$151,258	$158,676
Earnings before income taxes	$173,917	$181,335
Income taxes	$(95,562)	$(93,822)
Net earnings for the period	$78,355	$87,513
Attributable to :
Equity holders of the Company	78,201	87,359
Non- controlling interests	154	154
	78,355	87,513
Earnings per share attributable to common shareholders
Basic earnings per share	$0.56	$0.62
Diluted earnings per share	$0.49	$0.55
(1)	As previously presented in the annual consolidated financial statements for the year ended December 31, 2012.

b)	Dispositions of mineral property, plant and equipment

On January 30, 2013, a subsidiary of the Company (Plata Panamericana S.A. de C.V.) entered into a sale and option agreement with Compañía Minera Cuzcatlan SA de C.V. (“Cuzcatlan”) to sell 55% of its interest in certain Mexican exploration properties to Cuzcatlan for $4.0 million.  The Company also granted Cuzcatlan the option to acquire the remaining 45% interest in the exploration properties for $6.0 million (of which $2.0 million was paid to a third party according to a prior unrelated agreement), within ten days of Cuzcatlan making a production decision. The option was exercised during the second quarter of 2013.  In addition the Company agreed to sell concessions near the Huaron mine to a nearby mining company. For the year ended December 31, 2013, the Company recorded a gain on sale of assets of $8.0 million and $5.0 million, respectively related to the disposition of the above interests in exploration properties. The Company recorded a net gain on disposition of assets of $14.1 million during 2013 (2012 - $9.7 million).

25

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

7.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus retained earnings, plus investment revaluation reserve) with a balance of $2.2 billion as at December 31, 2013 (2012 - $2.7 billion).  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.  The Company had a $150.0 million credit facility with a syndicate of international banks which the Company cancelled, effective December 31, 2012.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2012.

8.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	December 31, 2013	December 31, 2012
Current derivative assets
Commodity and foreign currency contracts	$-	$25
	$-	$25
Non-current derivative liabilities
Share purchase warrants	$(207)	$(8,594)
Conversion feature on convertible notes	(1,419)	(9,746)
	$(1,626)	$(18,340)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	December 31, 2013	December 31, 2012
Trade receivables from provisional concentrates sales	$31,727	$39,116
Not arising from sale of metal concentrates	83,055	95,496
Trade and other receivables	$114,782	$134,612

b)	Normal purchase or sale exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the ”normal purchase or sale exemption”. For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

In response to the sharp decline in silver and gold prices in the quarter-ended June 30, 2013, the Company evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion.  As such, starting July 2013 program, the Company entered into forward contracts limited to 1 year and up to 25% of its silver and gold production.

On September 10, 2013, the Company decided to discontinue its silver and gold hedges after a re-evaluation of the financial risk of further price declines. The re-evaluation of the financial risk resulted in the Company

26

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

concluding that as of September 10, 2013 these forward contracts were financial liabilities. It was determined that for accounting purposes upon the re-evaluation event that the forward contract derivative be initially recognized at fair value and then subsequently measured at fair value through profit or loss. At December 31, 2013, the total realized loss recognized from the Company’s silver and gold hedges is $5.2 million.

c)	Financial assets designated as available-for-sale

The Company’s short term investments are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive (loss) income for the years ended December 31, were as follows:

	Twelve months ended December 31,
	2013	2012
Unrealized (loss) gain on equity securities	$(2,163)	$2,452
Reclassification adjustment for net losses (gains) on available for sale securities included in earnings	$1,062	$(3,634)
	$(1,101)	$(1,182)

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.  The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc.  The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.  Except for the short hedging program described above in Note 8b, and consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.   A 10% increase in all metal prices for the year ended December 31, 2013, would result in an increase of approximately $88.7 million (2012 – $97.2 million) in the Company’s revenues.  A 10% decrease in all metal prices for the same period would result in a decrease of approximately $90.7 million (2012 - $98.2 million) in the Company’s revenues.  The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  A 10% increase in metal prices (zinc, lead, copper and silver) on open positions for provisional concentrate contracts for the year ended December 31, 2013 would result in an increase of approximately $19.4 million (2012 - $11.5 million) in the Company’s before tax earnings which would be reflected in 2014 results.  A 10% decrease in metal prices for the same period would result in a decrease of approximately $19.7 million (2012 - $11.8 million) in the Company’s before tax earnings.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.  At December 31, 2013, the Company did not have outstanding contracts to sell any of its base metals production.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

27

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  At December 31, 2013 the Company had receivable balances associated with buyers of its concentrates of $31.7 million (2012 - $39.1 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At December 31, 2013 the Company had approximately $54.7 million (2012 - $48.8 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2013, the Company has recorded an allowance for doubtful accounts provision in the amount of $7.6 million (2012 – $7.6 million). $7.6 million relates to amounts owing from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009.   The Company will continue to pursue every possible avenue to recover the amounts owed by DRP.  At December 31, 2013, no additional provision for doubtful accounts were recorded other than those described above.

Cash, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

28

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31,
	2013	2012
Cash and cash equivalents	$249,937	$346,208
Current portion of refundable tax	38,225	46,680
Trade accounts receivable	31,727	39,116
Advances to suppliers and contractors	24,265	21,144
Export tax receivable	3,803	5,996
Insurance receivable	3,855	5,081
Royalty receivable	2,370	4,828
Employee loans	1,768	2,097
Silver royalty receivable (Note 25)	-	1,572
Other	8,769	8,098
Total accounts receivable	$114,782	$134,612
Total cash and accounts receivable	364,719	480,820
Long-term refundable tax receivable	9,801	9,937
Total	$374,520	$490,757
The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  At December 31, 2013, the Company has $10.2 million in lease obligations (2012 - $36.4 million), equipment and construction advances of $nil (2012 - $0.4 million) that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2012 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2013 on its lease obligations and equipment and construction advances was $0.2 million (2012 – $1.4 million).  The Company has received short term loans in Argentina totaling $130.0 million Argentina Pesos (USD $23.5 million) at an annual interest rate of 25.7%. $30.0 million Argentine pesos are due in February 2014 and $100.0 million Argentine pesos are due in June 2014. The interest paid by the Company for the year ended December 31, 2013 on the convertible notes was $1.6 million (2012 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and short term investments was 0.68%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2012 – $0.3 million).

Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian Nuevo soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending.  At December 31, 2013 the Company had no outstanding contracts to purchase in PEN, MXN or CAD.  The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below.  The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2013 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $38.3 million (2012 - $24.2 million).

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

29

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

At December 31, 2013	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$156,610	$1,769	$4	$(5,143)	$-
Mexican peso	6,149	34,105	8,776	(39,067)	(235,513)
Argentinian peso	4,178	36,315	3,075	(47,055)	(26,720)
Bolivian boliviano	1,635	1,187	(3,104)	(7,017)	(217)
Peruvian Nuevo soles	3,279	13,838	3,359	(27,832)	(23,332)
	$171,851	$87,214	$12,110	$(126,114)	$(285,782)

At December 31, 2012	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$117,175	$3,619	$-	$(10,353)	$-
Mexican peso	3,836	35,214	(4,763)	(43,046)	(269,515)
Argentinian peso	173	43,875	(11,426)	(33,352)	(26,309)
Bolivian boliviano	293	2,037	(7,697)	(6,116)	352
Peruvian Nuevo soles	2,174	12,960	2,956	(29,411)	(24,801)
	$123,651	$97,705	$(20,930)	$(122,278)	$(320,273)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Commitments

The Company’s commitments have contractual maturities which are summarized below:

Payments due by period 2013
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$10,856	$4,800	$4,417	$1,639	$-
Current liabilities	156,241	156,241	-	-	-
Loan obligation (Note 15)	20,095	20,095	-	-	-
Severance accrual	3,726	649	412	2,138	527
Employee compensation plan(3)	3,228	3,228	-	-	-
Restricted share units (“RSUs”)(3)	2,288	1,393	895	-	-
Convertible notes (4)	39,497	1,631	37,866	-	-
Total contractual obligations(5)	$235,931	$188,037	$43,590	$3,777	$527

30

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Payments due by period – 2012 (Recast)
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$40,142	$13,759	$14,761	$11,622	$-
Current liabilities	192,195	192,195	-	-	-
Severance accrual	3,434	966	771	1,144	553
Employee compensation plan(3)	9,526	4,763	4,763	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Total contractual obligations(5)	$286,424	$213,314	$59,791	$12,766	$553
(1)
Includes lease obligations in the amount of $10.9 million (December 31, 2012 - $39.7 million) with a net present value of $10.2 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of nil (December 31, 2012 - $0.4 million); both discussed further in Note 17.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	2013	2012 (Recast)
Total current liabilities per Statements of Financial Position	$182,632	$207,861
Add:
Future interest component of:
- Finance lease	363	1,286
- Convertible note	1,631	1,631
Future commitments less portion accrued for:
- Restricted share units	1,050	76
- Contribution plan	2,361	1,768
Total contractual obligations within one year	$188,037	$213,314
(3)
Includes a retention plan obligation in the amount of $3.4 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $2.3 million (2012 – $1.7 million) that will be settled in cash.  The RSU’s vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 18 for further details.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 19 and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

31

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

At December 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$172,785	$172,785	$-	$-
Trade receivable from provisional concentrate sales	$31,727	$-	$31,727	$-
Share purchase warrants	$(207)	$-	$(207)	$-
Conversion feature of convertible notes	$(1,419)	$-	$(1,419)	$-
	$202,886	$172,785	$30,101	$-

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$196,116	$196,116	$-	$-
Trade receivable from provisional concentrate sales	$39,116	$-	$39,116	$-
Derivative financial instruments	$25	$-	$25	$-
Share purchase warrants	$(8,594)	$-	$(8,594)	$-
Conversion feature of convertible notes	$(9,746)	$-	$(9,746)	$-
	$216,917	$196,116	$20,801	$-

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2012.

Valuation Techniques

Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments
The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.  As of December 31, 2013, the unrealized gains and losses on commodity and foreign currency contracts was $nil (2012 - $0.4 million).

Share purchase warrants
The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 20.  During the year ended December 31, 2013, the unrealized gain on share purchase warrants was $8.4 million (2012 - $15.1 million).

Convertible notes
The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.  During the year ended December 31, 2013, the unrealized gain on the convertible note was $8.3 million (2012 – $9.1

32

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

million).  The approximate current fair value of the notes, excluding the conversion feature at December 31, 2013 is $34.7 million (2012 – $34.4 million).

Receivables from Provisional Concentrate Sales
The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

9.	Short Term Investments

	December 31, 2013			December 31, 2012
Available for Sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$172,785	$172,922	$(137)	$196,116	$195,152	$964

10.	Inventories

Inventories consist of:

	December 31, 2013	December 31, 2012 (Recast)
Concentrate inventory	$32,189	$26,617
Stockpile ore	42,389	48,243
Heap leach inventory	90,456	75,471
Doré and finished inventory	58,256	61,217
Materials and supplies	61,062	55,115
	$284,352	$266,663

Production costs, including depreciation and amortization and royalties for the year ended December 31, 2013 were $693.0 million (2012 - $624.6 million).  Production costs represent cost of inventories sold during the year. During 2013, $13.0 million (2012 - $nil) net realizable value adjustment was recognized and included in production costs (Note 21). The Stockpile ore of $42.4 million (2012 – $48.2 million) and a portion of the heap leach inventory amounting to $49.3 million (2012 - $41.0 million) are expected to be recovered or settled after more than twelve months.

11.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is potential that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral properties, plant and equipment consist of:

33

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2013	$867,381	$341,362	$618,221	$378,288	$2,205,252
Additions	113,918	16	61	48,738	162,733
Disposals	-	-	-	(2,371)	(2,371)
Depreciation	(67,450)	-	-	(68,463)	(135,913)
Depreciation charge captured in inventory	(5,581)	-	-	-	(5,581)
Impairment charges	(197,044)	(109,921)	(15,387)	(26,065)	(348,417)
Transfers	(293)	(5,042)	846	4,489	-
Capitalized borrowing costs	1,658	-	-	-	1,658
Closure and decommissioning – changes in estimate (Note 16)	(5,758)	-	(925)	-	(6,683)
As at December 31, 2013	$706,831	$226,415	$602,816	$334,616	$1,870,678

Cost as at December 31, 2013	$1,221,767	$336,336	$718,212	$665,710	$2,942,025
Accumulated depreciation and impairments	(514,936)	(109,921)	(115,396)	(331,094)	(1,071,347)
Carrying value – December 31, 2013	$706,831	$226,415	$602,816	$334,616	$1,870,678

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying Value
As at January 1, 2012	$280,583	$24,974	$590,795	$293,356	$1,189,708
Additions	91,295	1,086	10,149	71,115	173,645
Acquisition of operations	541,399	318,101	117,787	78,767	1,056,054
Disposals	(222)	(24)	-	(1,491)	(1,737)
Depreciation	(46,335)	-	-	(58,074)	(104,409)
Depreciation charge captured in inventory	(6,583)	-	-	-	(6,583)
Impairments charges	-	-	(100,009)	-	(100,009)
Transfers	8,661	(2,775)	(501)	(5,385)	-
Capitalized borrowing costs	1,419	-	-	-	1,419
VAT collected	(2,093)	-	-	-	(2,093)
Closure and decommissioning – changes in estimate (Note 16)	(743)	-	-	-	(743)
As at December 31, 2012 (Recast)	$867,381	$341,362	$618,221	$378,288	$2,205,252

As at December 31, 2012
Cost	$1,110,493	$341,362	$718,230	$619,401	$2,789,486
Accumulated depreciation and impairments	(243,112)	-	(100,009)	(241,113)	(584,234)
Carrying value – December 31, 2012 (Recast)	$867,381	$341,362	$618,221	$378,288	$2,205,252

34

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31, 2013			December 31, 2012 (Recast)
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$147,391	$(62,878)	$84,513	$135,485	$(51,847)	$83,638
Morococha mine, Peru	202,213	(68,220)	133,993	183,907	(51,369)	132,538
Alamo Dorado mine, Mexico	193,035	(143,330)	49,705	184,866	(126,028)	58,838
La Colorada mine, Mexico	107,002	(52,588)	54,414	93,839	(45,030)	48,809
Dolores mine, Mexico	767,194	(296,751)	470,443	680,047	(29,453)	650,594
Manantial Espejo mine, Argentina	321,047	(162,058)	158,989	309,744	(130,217)	179,527
San Vicente mine, Bolivia	124,859	(55,727)	69,132	117,751	(46,306)	71,445
Other	24,735	(4,476)	20,259	24,255	(3,975)	20,280
Total	$1,887,476	$(846,028)	$1,041,448	$1,729,894	$(484,225)	$1,245,669

Land and Exploration and Evaluation:
Land			$8,513			$8,497
Navidad project, Argentina			462,400			462,400
Minefinders exploration projects, Mexico			317,117			434,677
Morococha, Peru			10,432			15,474
Other			30,768			38,535
Total non-producing properties			$829,230			$959,583
Total mineral properties, plant and equipment			$1,870,678			$2,205,252

Navidad Project, Argentina

During the year ended December 31, 2013 the Company capitalized $nil of evaluation costs and mineral property, plant and equipment at the Navidad Project in Argentina (2012 - $11.3 million).

At December 31, 2012, it was determined that the estimated realizable value of the Navidad project was below its carrying value and an impairment charge of $100.0 million was recorded. The Company concluded that, as at December 31, 2013 there was no further impairment or reversal of impairment to be recorded.   Refer to Note 12 for further details.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40.0 million, of which, to December 31, 2013, the Company received $23.8 million (2012 - $13.8 million) which has been recognized as other income. For the year ended December 31, 2013, the Company capitalized nil in interest related to the advances on capital expenditures (2012 - $1.2 million).

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.  Refer to Note 6 for further details about the acquisition.

During the year ended December 31, 2013 the Company capitalized $86.6 million of mineral property, plant and equipment (2012 - $57.1 million) which included pad 3 construction additions of $27.2 million (2012 -

35

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

$15.0 million). For the year ended December 31, 2013, the Company capitalized $1.6 million in interest related to the capital expenditures (2012 - $1.4 million) at a capitalization rate of 10% (2012: 10%).

At June 30, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and an impairment charge of $187.5 million (net of tax of $1.1 million) was recorded which included $184.7 million of goodwill.  Refer to Note 12 for further details.

At December 31, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and a further impairment charge of $218.1 million (net of tax of $118.7 million) was recorded.  Refer to Note 12 for further details.

12.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable.  The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.  The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considered impairment at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property.

Impairment at June 30, 2013

As at June 30, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties which included the sharp decline in silver and gold metal prices during the quarter ended June 30, 2013 and as well as other regulatory changes introduced in Mexico and Argentina.  Based on the Company’s assessment at June 30, 2013 of potential impairments with respect to its mineral properties, the Company concluded that impairment charges were required as at June 30, 2013 for the Dolores mine.

The Company used for key assumptions then-current information on operating and capital costs, a long term silver price of $25 per ounce, a long term gold price of $1,350 per ounce, a range of possible outcomes related to a proposed Mexican royalty, and a risk adjusted project specific discount rate of 6%.  Additionally, and consistent with prior periods, the Company used analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes and as such, these near metal prices had deteriorated considerably since year end 2012.  At June 30, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $1,061 million, including goodwill and net of associated deferred tax liabilities was greater than its recoverable amount of $872.5 million.  Based on the above assessment at June 30, 2013, the Company recorded an impairment charge related to the Dolores mine of $187.5 million, net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million and non-current assets of $3.9 million.

Furthermore, at June 30, 2013, the Company reclassified certain exploration assets from assets held for sale to exploration and evaluation property which required assessment of their carrying amount based on fair value less costs to sell.  These assets were classified as held for sale in the first quarter of 2013 when the Company entered into an agreement to potentially dispose of them and recorded an impairment charge of $18.3 million.  At June 30 2013, it was determined that the estimated recoverable value of the non-current assets on a fair value less costs to sell basis required an impairment recovery of $3.4 million and brought the impairment charge of approximately $14.9 million as at June 30, 2013, for these properties.

Impairment at December 31, 2013

Due to the sustained decrease in metal prices that began during the second quarter of 2013 and carried on through the year, during the fourth quarter of 2013 the Company lowered the silver and gold prices used in its long term reserve prices and updated the metal prices used in the near-term and mid-term periods (up to 2017) in its life of mine cash flow models, and concluded that these changes constituted a further indication of impairment indicator in the fourth quarter.

36

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Based on the Company’s assessment at December 31, 2013 of potential impairments with respect to its mineral properties, the Company concluded that further impairment charges were required for the Dolores mine from those recorded at June 30, 2013.

The Company’s key assumptions included the most current information on operating and capital costs, a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce, the effects of the Mexican tax reforms that were substantively enacted in the fourth quarter, and a risk adjusted project specific discount rate of 6%.  The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, which had further deteriorated since June 30, 2013.  At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $505.1 million.  Based on the above assessment at December 31, 2013, the Company recorded a further charge related to the Dolores mine of $218.1 million, net of tax ($336.8 million before tax) comprised of mineral property of $194.6 million, exploration and evaluation property of $116.1 million, and property, plant and equipment assets of $26.1 million.

The total impairment charge for the year ended December 31, 2013 is $420.4 million, net of tax of $119.8 million (before tax - $540.2 million).  The total impairment charge for the year ended December 31, 2012 associated with the Navidad project was $100.0 million, net of tax of $nil.

Impairment at December 31, 2012

The 2012 impairment charge of $100.0 million (with nil tax effect) related to the Navidad project in Argentina. The impairment was a result of the deterioration in economic conditions in Argentina including rampant inflation increasing capital and operating costs, government imposed capital restrictions, and the nationalization of certain petroleum assets in 2012, which resulted in higher discount rates used in the company’s impairment testing for this project. The Company used for key assumptions information on operating and capital costs, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 12.5%.  It was determined that the estimated recoverable value of the Navidad project on a FVLCTS basis was below its carrying value, and as a result an impairment charge of $100.0 million was recorded at December 31, 2012.  The Company concluded that, as at December 31, 2013 there was no further impairment or reversal of impairment to be recorded.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2013 are based on analysts’ consensus prices and the Company’s long term reserve prices and are summarized in the following table:

Commodity Prices	2014-2017 average	Long term
Silver Price - $/oz.	$22.43	$22.00
Gold Price - $/oz.	$1,338	$1,300
Zinc Price - $/DMT	$2,184	$1,850
Lead Price - $/DMT	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$26.79	$25.00
Gold Price - $/oz.	$1,508	$1,350
Zinc Price - $/DMT	$2,238	$1,750
Lead Price - $/DMT	$2,221	$1,850

Metal prices used at December 31, 2012

37

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$30.38	$25.00
Gold Price - $/oz.	$1,647	$1,350
Zinc Price - $/DMT	$2,289	$1,750
Lead Price - $/DMT	$2,213	$1,850

The Company assesses impairment at the cash-generating unit level, which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 8% for 2013 (2012 – 8%), with rates applied to the various mines and projects ranging from 5.5% to 12.5% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates.  At December 31, 2013, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant.  Under certain of such scenarios, the carrying value of the Company’s mineral properties associated with the Alamo Dorado mine and the Manantial Espejo mine may exceed their recoverable amount for the purposes of the impairment test.

For the Alamo Dorado mine, either of a decrease in the silver price of 2%, a decrease in the gold price of 8%, an increase in operating costs of 2%, or an appreciation of the Mexican peso of 5% would in isolation, cause the estimated recoverable amount to be equal to the carrying value of $57.7 million (2012–$56.9 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Manantial Espejo mine, either of a decrease in the silver or gold price of 7%, or an increase in operating costs of 4% would in isolation, cause the estimated recoverable amount to be equal to the carrying value of $160.5 million (2012–$146.7 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount as there is only a thin margin between the carrying value and the company’s estimate of a recoverable amount.

Goodwill consists of:

As at December 31, 2011	$-
Acquisition of Minefinders (Note 6)	198,946
As at December 31, 2012	198,946
Impairment of La Bolsa property	(7,124)
Impairment of Dolores mine	(184,688)
As at December 31, 2013	$7,134

13.	Other Assets

Other assets consist of:

	December 31, 2013	December 31, 2012
Long-term prepaid expense(1)	$5,648	$5,239
Investments in Associates	1,450	1,450
Reclamation bonds	92	602
Lease receivable	788	-
Other assets	36	-
	$8,014	$7,291
(1)  Represents a prepaid deposit related to the Gas Line Project at the Manantial mine.

38

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31, 2013	December 31, 2012 (Recast)
Trade accounts payable(1)	$51,590	$56,059
Royalties payable	9,799	17,025
Other accounts payable and trade related accruals	28,419	33,730
Payroll and related benefits	19,463	21,388
Severance accruals	649	966
Other taxes payable	235	633
Advances on concentrate	7,810	-
Other	7,644	6,348
	$125,609	$136,149
(1)	No interest is charged on the trades payables ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

15.	Loan payable

	December 31, 2013	December 31, 2012
Loan payable(1)	$23,496	$-
Unrealized gain on foreign exchange	(3,401)	-
Net loan payable	$20,095	$-
(1)
On June 25, 2013, one of the Company’s subsidiaries (Minera Triton Argentina S.A.)  received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations.  On November 27, 2013 an additional loan was received for $30.0 million Argentine pesos (USD$4.7 million) for a total cumulative of $130.0 Argentine pesos (US$23.3 million). The loan terms are one year from June 25, 2013 and 90 days from November 27, 2013 with interest rates of 25.3% and 27.25% respectively. At December 31, 2013, the combined fair values of the loans payable were $20.1 million.

16.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2011	$55,773	5,620	61,393
Revisions in estimates and obligations incurred	$649	-	649
Minefinders acquisition (Note 6)	5,564	3,500	9,064
Quiruvilca disposition	(18,178)	(3,151)	(21,329)
Orko disposition	(272)	-	(272)
Charged (credited) to earnings:
-new provisions	-	1,825	1,825
-exchange loss on provisions	-	103	103
Charged in the year	(895)	(854)	(1,749)
Accretion expense (Note 23)	2,999	-	2,999
December 31, 2012 (Recast)	$45,640	$7,043	$52,683
Revisions in estimates and obligations incurred	$(6,789)		(6,789)
Charged (credited) to earnings:
-new provisions	-	1,238	1,238
-unused amounts reversed	-	(1,166)	(1,166)
-exchange gains on provisions	-	(341)	(341)
Charged in the year	(412)	(1,254)	(1,666)
Accretion expense (Note 23)	3,030	-	3,030
December 31, 2013	$41,469	$5,520	$46,989

Maturity analysis of total provisions:	December 31, 2013	December 31, 2012
Current	$3,172	$7,022
Non-Current	43,817	45,661
	$46,989	$52,683

39

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Closure and Decommissioning Cost Provision

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s closure and decommissioning provision is $107.5 million (2012 - $83.5 million) which has been discounted using discount rates between 4% and 11%.  Revisions made to the reclamation obligations in 2013 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed.  These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2013 earnings as finance expense was $3.0 million compared to $3.0 million in 2012.  Reclamation expenditures during the current year were $0.4 million compared to $0.9 million in 2012.

Litigation Provision

The litigation provision consists of amounts accrued for labour claims at several of the Company’s mine operations.  The balance of $5.5 million at December 31, 2013 (2012 - $7.0 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims.  The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

17.	Finance Lease Obligations

	December 31, 2013	December 31, 2012
Lease obligations(1)	$10,154	$36,411
Equipment and construction advances(2)	-	439
	$10,154	$36,850
	December 31, 2013	December 31, 2012
Maturity analysis of finance leases:
Current	$4,437	$12,473
Non-Current	5,717	24,377
	$10,154	$36,850
(1)
Represents equipment lease obligations at several of the Company’s subsidiaries.  A reconciliation of the total future minimum lease payments at  December 31 to their present value is presented in the table below.

(2)
Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine.  These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, at which point these advance payments are converted into a leasing arrangement. The $0.4 million remaining balance as at December 31, 2012 was converted into a leasing arrangement in the first quarter of 2013.

	December 31, 2013	December 31, 2012
Less than a year	$4,800	$13,320
2 years	2,585	8,913
3 years	1,832	5,848
4 years	1,639	5,811
5 years	-	5,811
	10,856	39,703
Less future finance charges	(702)	(3,292)
Present value of minimum lease payments	$10,154	$36,411

18.	Long Term Debt

	December 31, 2013	December 31, 2012
Convertible notes	$32,883	$31,388
Conversion feature on the convertible notes	1,419	9,746
Total long-term debt	$34,302	$41,134

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are

40

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  The Notes are convertible into a combination of cash and Pan American shares.
On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition.  The terms of the Agreement stipulate the following:

If a Note holder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)
96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the “Preferred Shares”);

b)
an amount of cash equal to the Conversion Rate multiplied by CAD$1.84  plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or

c)
a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)
an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the daily volume weighted average price (“VWAP”) of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or

c)
such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration.  For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability.  The debt liability is measured at amortized cost.  As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes.  The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate.  For the year ended December 31, 2013, $1.6 million was capitalized to mineral property, plant and equipment (2012 – $1.7 million).  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.   Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2013 were expected stock price volatility of 47.1%, expected life of 2.0 years, and expected dividend yield of 1.1%.

41

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)
During the year ended December 31, 2013, the Company recorded a $8.3 million gain on the revaluation of the embedded derivative on the convertible notes (2012 – $9.1 million).

19.	Other Long Term Liabilities

Other long term liabilities consist of:

	December 31, 2013	December 31, 2012
Deferred credit(1)	$20,788	$20,788
Other income tax payable	2,180	-
Severance accruals	3,077	2,468
	$26,045	$23,256
(1)  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project.  Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

20.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”).  The Compensation Plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares.  The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the  Minefinders Option (rounded down to the nearest whole number of Pan American shares).  The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement awards with a fair value of $10.7 million.  Replacement awards were valued using the Black-Scholes option pricing model.  Assumptions used were a dividend yield of 0.3%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

42

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296
Granted(1)	2,016,376	$19.37	-	$-	2,016,376
Exercised(2)	(288,796)	$15.79	(379)	$35.00	(289,175)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(683,491)	$16.47	-	$-	(683,491)
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Granted(1)	326,047	$11.57	-	$-	326,047
Exercised	-	$-	-	$-	-
Expired	(922,965)	$25.19	-	$-	(922,965)
Forfeited	(202,277)	$21.63	-	$-	(202,277)
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
(1)	Includes 20,642 and 12,245 options granted in lieu of director fees during 2013 and 2012, respectively.
(2)	The weighted average share price at the date of exercise at December 31, 2012 was CAD$17.87

Long Term Incentive Plan

During the year ended December 31, 2013, the Company awarded 94,659 (2012 – 49,716) shares of common stock with a two year holding period and granted 326,047 (2012 – 243,426) options under this plan.  The Company used as its assumptions for calculating the fair value a risk free interest rate of 1.46% (2012 – 1.26%), weighted average volatility of 47% using a historical share price (2012 – 38%), expected lives ranging from 4 to 5 (2012 – 3 to 4) years, historical expected dividend yield of 3.6%, and an exercise price of CAD$11.49 (2012 – CAD$18.53) per share.  The weighted average fair value of each option was determined to be CAD$3.38 (2012 – CAD$4.69).

During the year end December 31, 2013, nil common shares were issued in connection with the exercise of options under the plan (December 31, 2012 – 4,424 common shares for proceeds of $0.08 million).

Replacement Awards

During the year ended December 31, 2013, nil common shares were issued (2012 – 284,372 shares were issued).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2013.  The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2013	Weighted Average Exercise Price CAD$
$11.49 - $22.23	754,029	59.95	$15.29	338,542	$17.66
$22.24 - $25.19	550,999	42.19	$25.00	550,999	$25.00
$36.37 - $40.22	92,342	47.31	$40.22	92,342	$40.22
	1,397,370	52.11	$20.76	981,883	$23.90
For the year ended December 31, 2013, the total employee stock-based compensation expense recognized in the income statement was $2.2 million (2012 - $4.1 million).

43

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The following table summarizes information concerning the warrants outstanding and warrants exercisable as at December 31, 2013.  The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at December 31, 2013	Average Remaining Contractual Life (months)	Average Exercise Price CAD$	Number Exercisable as at December 31, 2013	Average Exercise Price CAD$
$35.00	7,814,605	11.20	$35.00	7,814,605	$35.00
The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  During the year ended December 31, 2013, there was a derivative gain of $8.4 million (2012 – gain of $15.1 million).  The following table provides detail on the movement of the share purchase warrant liability between December 31, 2011 and December 31, 2013:

Share Purchase Warrant Liability
December 31, 2011	$23,651
Warrants exercised during the year	(1)
Mark-to-market gain on the revaluation of warrants	(15,056)
December 31, 2012	$8,594
Warrants exercised during the year	-
Mark-to-market gain on the revaluation of warrants	(8,387)
December 31, 2013	$207

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants.  Assumptions used are as follows:

	December 31, 2013	December 31, 2012
Warrant strike price	$35.00	$35.00
Exchange rate	0.94	1.0051
Risk-free interest rate	1.0%	1.1%
Expected dividend yield	4.0%	1.1%
Expected stock price volatility	46.8%	43.0%
Expected warrant life in years	0.93	1.93
Quoted market price at period end	$12.41	$18.64
The conversion feature on the convertible note, further discussed in Note 18, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  At December 31, 2013, the total unrealized derivative gain attributable to both the warrants and convertible notes was $16.7 million (2012 - $24.2 million).

Restricted Share Units

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share.  The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant.  Additional RSUs are credited to reflect dividends paid on Pan American common share over the vesting period.

Compensation expense for RSU’s was $0.6 million in 2013 (2012 – $0.08 million) and is presented as a component of general and administrative expense.

At December 31, 2013, the following RSU’s were outstanding:

44

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

RSU	Number Outstanding	Fair Value
As at December 31, 2011	-	$-
Granted	91,226	1,704
Change in value		5
As at December 31, 2012	91,226	$1,709
Granted	153,393	1,662
Paid out	(42,709)	(497)
Forfeited	(5,808)	(67)
Change in value	-	(519)
As at December 31, 2013	196,102	$2,288

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.  On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 2 year period of the plan is $7.8 million.  As of December 31, 2013, $3.4 million remains to be paid as described in Note 8.  No shares will be issued from the treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.  The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the year ended December 31, 2013, there was a $0.3 million unrealized gain on the mark-to-market of the Contribution Plan.  The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan.  Assumptions used are as follows: stock price - $12.41 CAD, exercise price - $17.91 CAD, expected life in years 0.42 years, annualized volatility 47.62%, expected dividend yield – 4.029% risk free interest rate – 1.0%, exchange rate (1CAD=USD) – 1.0051.

Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value.

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.  The Company completed the approved normal course issuer bid program during the quarter ended September 30, 2012.

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

On November 28, 2013, the Company received regulatory approval for a third normal course issuer bid to purchase up to 7,570,535 of its common shares, during the one year period from December 5, 2013 to December 4, 2014.

During the year ended December 31, 2013, the Company purchased and cancelled 415,000 shares (2012 – 2,411,240 shares) for a total consideration of $6.7 million allocated between retained earnings ($0.4 million) and share capital ($6.3 million) (2012 - $41.7 million, $4.9 million, and $36.8 million, respectively).

45

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Dividends

On February 20, 2013, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 4, 2013.

On May 13, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on May 24, 2013.

On August 14, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on August 26, 2013.

On November 13, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on November 25, 2013.

On February 19, 2014, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 3, 2014. These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

21.	Production Costs

Production costs are comprised of the following:
	2013	2012 (Recast)
Consumption of raw materials and consumables	$214,638	$175,503
Employee compensation and benefits expense (Note 22)	152,417	149,082
Contractors and outside services	89,564	105,210
Utilities	22,781	24,512
Other expenses	58,124	49,556
Changes in inventories (1)	(6,911)	(18,700)
	$530,613	$485,163
(1)	Includes Net realizable value charge $13.0 million (2012-$nil)

22.	Employee Compensation and Benefit Expenses

	2013	2012
Wages, salaries and bonuses	$175,112	$181,437
Share-based payments	2,173	3,443
Total employee compensation and benefit expenses	177,285	184,880
Less: Expensed within General and Administrative expenses	(14,712)	(18,115)
Less: Expensed Exploration expenses	(5,171)	(8,847)
Less: Capitalized in inventory	(4,985)	(8,836)
Employee compensation and benefits expenses included in production costs	$152,417	$149,082

23.	Interest and Finance Expense

	2013	2012
Interest expense	$6,664	$1,542
Finance fees	583	3,137
Accretion of Reclamation expense (Note 16)	3,030	2,999
	$10,277	$7,678

46

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

24.	Earnings Per Share (Basic and Diluted)

Twelve months ended Dec 31,	2013			2012 (Recast)
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net (loss) earnings(1)	$(445,851)			$78,201
Basic EPS	$(445,851)	151,501	$(2.94)	$78,201	140,883	$0.56
Effect of Dilutive Securities:
Stock Options		-			107
Convertible notes	(8,327)	1,929		(9,103)	1,452
Diluted EPS	$(454,178)	153,430	$(2.96)	$69,098	142,442	$0.49
(1)	Net (loss) earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the twelve months ended December 31, 2013 were 9,211,975 out-of-money options and warrants (2012 – 9,447,700).

25.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2013	2012 (Recast)
Trade and other receivables	$15,903	$(20,418)
Inventories	(12,045)	(19,642)
Prepaid expenditures	423	1,283
Accounts payable and accrued liabilities	(4,295)	27,462
Provisions	(1,659)	253
	$(1,673)	$(11,062)

Significant non-cash items:	2013	2012
Fair value of shares issued as part of Minefinders acquisition	$-	$1,088,104
Replacement awards issued as part of the Minefinders acquisition	$-	$10,739
Post-acquisition expenditures associated with the replacement awards	$-	$699
Fair value adjustment of options and warrants exercised	$-	$1,765
Advances received for construction and equipment leases	$3,331	$11,538
Share-based compensation issued to employees and directors	$1,035	$1,060

Cash and Cash Equivalents	2013	2012
Cash in banks	$242,191	$323,008
Short term money markets	7,746	23,200
Cash and cash equivalents	$249,937	$346,208

26.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper

47

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

produced from mines located in Mexico, Peru, Argentina and Bolivia.  Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Twelve months ended December 31, 2013
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$92,887	$82,260	$-	$164,016	$160,129	$101,458	$149,718	$-	$74,036	$-	$824,504
Depreciation and amortization	$(11,176)	$(18,976)	$-	$(37,114)	$(18,769)	$(7,395)	$(32,333)	$(170)	$(9,156)	$(824)	$(135,913)
Exploration and project development	$(936)	$(1,722)	$-	$(1,278)	$(1,296)	$(225)	$(608)	$(2,515)	$-	$(6,895)	$(15,475)
Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Interest income	$487	$55	$-	$14	$370	$142	$164	$-	$-	$906	$2,138
Interest and financing expenses	$(722)	$(1,004)	$-	$(1,071)	$(202)	$(227)	$(5,194)	$(47)	$(281)	$(1,529)	$(10,277)
Gain (loss) on disposition of assets	$4,963	$1,477	$-	$13	$(216)	$8,011	$(194)	$1	$17	$(4)	$14,068
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$16,715	$16,715
Foreign exchange (loss) gain	$48	$(561)	$-	$(150)	$(565)	$634	$4,559	$(1,676)	$1,176	$(18,102)	$(14,637)
Gain on commodity and foreign currency contracts	$-	$-	$-	$(561)	$(852)	$(85)	$-	$-	$-	$(3,053)	$(4,551)
Impairment charge	$-	$-	$-	$(525,332)	$-	$-	$-	$-	$-	$(14,896)	$(540,228)
Earnings (loss) before income taxes	$8,015	$(7,987)	$-	$(540,067)	$71,164	$28,434	$(1,379)	$(5,855)	$18,097	$489	$(429,089)
Income taxes (recovery)	$(4,770)	$645	$-	$46,029	$(27,223)	$(16,969)	$(1,068)	$(67)	$(5,452)	$(7,882)	$(16,757)
Net earnings (loss) for the period	$3,245	$(7,342)	$-	$(494,038)	$43,941	$11,465	$(2,447)	$(5,922)	$12,645	$(7,393)	$(445,846)
Capital expenditures	$13,687	$17,109	$-	$86,641	$7,621	$13,574	$12,002	$246	$8,165	$356	$159,401
Total assets	$129,134	$181,798	$-	$973,078	$112,861	$99,523	$298,544	$470,240	$97,001	$405,277	$2,767,456
Total liabilities	$41,104	$43,828	$-	$260,120	$10,689	$25,870	$111,160	$1,471	$30,259	$54,166	$578,667

	Twelve months ended December 31, 2012 (Recast)
	Peru				Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca		Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$100,787	$78,609		$13,954	$139,406	$201,195	$126,360	$171,943	$-	$96,340	$-	$928,594
Depreciation and amortization	$(8,686)	$(11,117)		$(340)	$(23,058)	$(16,337)	$(4,761)	$(27,785)	$(296)	$(11,299)	$(730)	$(104,409)
Exploration and project development	$(813)	$(2,335)		$-	$(2,420)	$(1,806)	$(1,129)	$(217)	$(10,482)	$-	$(17,544)	$(36,746)
Acquisition costs	$-	$-		$-	$-	$-	$-	$-	$-	$-	$(16,162)	$(16,162)
Interest income	$494	$55		$136	$659	$21	$17	$115	$-	$-	$1,079	$2,576
Interest and financing expenses	$(739)	$(675)		$(313)	$(112)	$(192)	$(238)	$(1,466)	$(46)	$(298)	$(3,599)	$(7,678)
Gain (loss) on disposition of assets	$28	$243		$-	$(10)	$13	$(51)	$289	$-	$-	$9,140	$9,652
Gain on derivatives	$-	$-		$-	$-	$-	$-	$-	$-	$-	$24,159	$24,159
Foreign exchange (loss) gain	$(177)	$49		$(42)	$(2,165)	$(464)	$(1,433)	$(5,108)	$3,049	$632	$11,236	$5,577
Gain on commodity and foreign currency contracts	$-	$-	$		$-	$-	$-	$-	$-	$-	$421	$421
Impairment charge	$-	$-		$-	$-	$-	$-	$-	$(100,009)	$-	$-	$(100,009)
Earnings (loss) before income taxes	$18,468	$(4,119)		$(1,433)	$23,597	$121,812	$71,999	$19,100	$(109,216)	$27,621	$6,088	$173,917
Income taxes (recovery)	$(6,925)	$(3,124)		$318	$(8,402)	$(39,797)	$(14,220)	$(13,312)	$1,439	$(8,492)	$(3,047)	$(95,562)
Net earnings (loss) for the period	$11,543	$(7,243)		$(1,115)	$15,195	$82,015	$57,779	$5,788	$(107,777)	$19,129	$3,041	$78,355
Capital expenditures	$22,936	$27,194		$353	$59,038	$10,936	$21,700	$15,858	$11,292	$3,053	$1,786	$174,146
Total assets	$157,476	$210,319		$-	$1,365,463	$179,883	$123,965	$301,472	$469,897	$105,298	$480,852	$3,394,625
Total liabilities	$49,337	$72,271		$-	$329,032	$9,037	$20,842	$83,794	$1,582	$34,309	$76,850	$677,054

	Twelve months ended Dec 31,
Product Revenue	2013	2012
Refined silver and gold	$500,928	$554,813
Zinc concentrate	68,094	72,502
Lead concentrate	162,601	120,178
Copper concentrate	92,881	181,101
Total	$824,504	$928,594

The Company has 14 customers that account for 100% of the concentrate and silver and gold sales revenue.  The Company has 4 customers that accounted for 33%, 22%, 13% and 10% of total sales in 2013, and 4

48

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

customers that accounted for 27%, 27%, 13% and 10% of total sales in 2012.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.

27.	Other Income and (expenses)

	2013	2012
Royalties income	$355	$323
Income – Quiruvilca property(1)	-	1,572
Initiation fee on Shalipayco property(2)	-	2,500
Chinalco grants (Note 11)	10,000	-
Other	(2,068)	975
Total	$8,287	$5,370
(1)	Represents income received on the Quiruvilca sales agreement.
(2)	Represents an initiation fee paid by a third party to commence exploration activities on the Shalipayco property.

28.	Income Taxes

	2013	2012 (Recast)
Current taxes
Current tax expense in respect of the current year	$54,365	$93,857
Adjustments recognized in the current year with respect to prior years	1,326	7,193
	55,691	101,050
Deferred taxes
Deferred tax recovery recognized in the current year	(865)	(965)
Adjustments recognized in the current year with respect to prior years	(523)	(4,523)
Adjustments to deferred tax attributable to changes in tax rates and laws	86,825	-
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment (Note 11,12)	(119,800)	-
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory (Note 21)	(4,571)	-
	(38,934)	(5,488)
Provision for income taxes	$16,757	$95,562

As of April 1, 2013, the applicable income tax rate in Canada was increased from 25.00% to 25.75%.  The change in tax rate has no income tax impact because the deductible temporary differences in Canada are not recognized.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods.  The main factors which have affected the effective tax rates for the year ended December 31, 2013 and the comparable period of 2012 were the non-taxable portion of unrealized gains on the Company’s derivatives, foreign income tax rate differentials, additional mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries.  In addition to the non-cash impairment charge it took on its Dolores assets, the Company recorded the deferred tax impact of the Mexican corporate tax rate increase and new special mining duty which were substantively enacted in 2013. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

49

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	2013	2012 (Recast)
(Loss) income before taxes	$(429,089)	$173,917
Statutory tax rate	25.75%	25.00%
Income tax (recovery) expense based on above rates	$(110,490)	$43,479
(Increase) decrease due to:
Non-deductible expenses	5,198	5,170
Change in net deferred tax assets not recognized	3,598	5,145
Non-taxable unrealized (gain) on derivative financial instruments – warrants and convertible notes	(4,304)	(6,040)
Foreign tax rate differences	(22,164)	5,148
Effect of other taxes paid (mining and withholding)	14,451	9,418
Change in net deferred tax assets not recognized for exploration expenses	2,042	2,111
Non-deductible foreign exchange (gain) loss	242	(2,549)
Impairment charges	41,166	35,003
Impact of Mexican tax reform	86,825	-
Other	193	(1,323)
	$16,757	$95,562
Effective tax rate	(3.91%)	54.95%
*The 2012 amounts have been recast to reflect the final Purchase Price Adjustment.

Deferred tax assets and liabilities

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	December 31, 2013	December 31, 2012 (Recast)
Net deferred assets (liabilities) beginning of year	$(324,813)	$(50,749)
Deferred tax liability resulting from Minefinders acquisition (Note 6)	-	(268,076)
Recognized in net (loss) earnings in year	38,934	5,488
Deferred tax assets derecognized for investment sold	-	(11,384)
Other	97	(92)
Net deferred assets (liabilities) end of year	$(285,782)	$(324,813)
Deferred tax assets	165	1,358
Deferred tax liabilities	(285,947)	(326,171)
Net deferred tax liability	$(285,782)	$(324,813)

Components of deferred tax assets and liabilities

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	December 31, 2013	December 31, 2012 (Recast)
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$6,419	$7,004
Tax losses	13,965	110
Provision for doubtful debts and inventory adjustments	(16,361)	(2,507)
Provision for employee (vacation, severance, retirement)	494	408
Accounts payable and accrued liabilities	5,405	8,636
Trade and other receivables	10,319	8,612
Mineral properties, plant, and equipment	(294,347)	(334,631)
Estimated sales provisions	(10,276)	(11,351)
Prepaids and other current assets	(1,609)	(1,480)
Withholding tax obligations	-	(834)
Other temporary differences and provisions	209	1,220
Net deferred tax asset (liability)	$(285,782)	$(324,813)

50

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Included in the amounts above are the following deferred tax assets (liabilities) resulting from the acquisition of Minefinders:

March 30, 2012
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$623
Provisions for doubtful debts and inventory adjustments	(9,396)
Accounts payable and accrued liabilities	1,556
Mineral properties, plant and equipment	(260,767)
Prepaids and other current assets	(114)
Other temporary differences and provisions	22
Net deferred tax asset (liability)	$(268,076)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013	December 31, 2012 (Recast)
Tax loss (revenue in nature)	$117,100	$127,185
Net tax loss (capital in nature)	10,531	10,531
Resource pools	22,682	23,500
Financing fees	1,777	5,833
Property plant and equipment	8,684	12,631
Closure and decommissioning costs	21,948	22,842
Exploration expenses	25,495	22,822
Vacation accruals	1,078	998
Other temporary differences	262	654
	$209,557	$226,996

Included in the above amount are the losses, which if not utilized will expire as follows:

	Canada	US	Spain	Peru	Mexico	Barbados	Argentina	Total
2014	344	-	-	2,642	-	1	-	2,987
2015	20,572	-	-	33	-	13	-	20,618
2016 – and after	75,091	13,542	2,565	1,013	1,162	38	84	93,495
Total tax losses	$96,007	$13,542	$2,565	$3,688	$1,162	$52	$84	117,100

Taxable temporary differences associated with investment in subsidiaries

As at December 31, 2013, taxable temporary differences of $118.8 million (2012 – $126.8 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

29.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 8.

51

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Credit Facility

The Company cancelled the $150.0 million credit facility effective December 31, 2012.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2013 and December 31, 2012 $41.5 million and $45.6 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 16.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash charge of $86.8 million related to the deferred tax impacts of the above tax changes.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2013 is $10.2 million (2012 $36.4 million) and the schedule of timing of payments for this obligation is found in Note 17.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year.  In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

52

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province.  The new law came into effect on July 5, 2013.  The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors.  The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

h.	Labour law change in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits.  These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company.  At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company.  Based on this assessment, the Company did not accrue any amounts for the year ended December 31, 2013.  During 2014, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

53

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit.  Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”.  Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges.  Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above.  Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project.  Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 19.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

54

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1.0 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow.  Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property.  The Participation Fee has now reverted back to the original percentage.  For the year ended December 31, 2013, the royalties to COMIBOL amounted to approximately $17.5 million (2012 - $20.2 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the year ended December 31, 2013, the royalties to Royal Gold amounted to approximately $4.5 million (2012 – $3.4 million).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.
In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad. As a consequence of these events, Pan American recognized an impairment charge of $100.0 million against the carrying value of the project for the year ended December 31, 2012.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

30.	Related Party Transactions

During the year ended December 31, 2013, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $0.4 million (2012 - $0.3 million) for consulting services.

55

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Similarly, at December 31, 2013 an accrual was recorded for consulting services for a nominal amount (2012 - $0.01 million). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year was as follows:

	2013	2012
Short-term benefits	$8,274	$7,288
Share-based payments	1,890	1,857
	$10,164	$9,145

56

Document 2

Management’s Discussion and Analysis
for the Year Ended December 31, 2013

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Highlights of 2013	5
2014 Operating Outlook	7
2014 Project Development Outlook	12
2013 Project Development Update	23
Overview of 2013 Financial Results	24
Investments and Investment Income	32
General and Administrative Expense	32
Related Party Transactions	33
Exploration and Project Development	33
Liquidity Position	34
Capital Resources	34
Financial Instruments	36
Closure and Decommissioning Cost Provision	37
Contractual Commitments and Contingencies	38
Minefinders Transaction	38
Purchase Price Allocation	38
Alternative Performance (non-GAAP) Measures	39
Risks and Uncertainties	43
Significanat Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	51
Key Sources of Estimation Uncertainty in the Application of Accounting Policies	52
Changes in Accounting Standards	55
Governance Corporate Social Responsibility and Environmental Stewardship	56
Disclosure Controls and Procedures	58
Mineral Reserves and Resources	60

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 26, 2014

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2013 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earning per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A.  Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” beginning on page 40 for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Audited Consolidated Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes mineral reserve and resource estimates for the Huaron, Morococha, Alamo Dorado, La Colorada, Dolores, Manantial Espejo, San Vicente, Pico Machay, La Bolsa and Calcatreu properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).  Navidad resource estimates were prepared by Pamela De Mark,

P. Geo., Director, Resources who is also a Qualified Person for purposes of National Instrument 43-101.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

This MD&A includes estimates of future silver and other metal sale prices as well as production rates for silver and other metals, future cash and total costs of production at each of the Company’s properties, and capital expenditure forecast at each of the Company’s properties which are all forward-looking estimates. No assurance can be given that the forecasted sale prices of silver and other metals, quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved.  Expected future metal prices, production, cash costs and capital costs are inherently uncertain and could materially change over time. The Company’s mineral production, cash costs, and capital expenditures may differ materially from the forecasts in this MD&A.  Readers should review those matters discussed herein under the heading “Risks and Uncertainties” and are advised to read the “Cautionary Note Regarding Forward Looking statements” contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America.  The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American.  We are committed to maintaining positive relations with our

Pan American Silver Corp.

employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American’s priority at every operation is the safety of our employees.  We believe that comprehensive and continuous training is fundamental to the safety of our employees. With our safety training and strictly enforced safety procedures, our goal is to continually improve our safety performance and remain industry leaders in the health and safety of our workers.

The Company recognizes that the skills, innovation and dedication of our employees and contractors are important drivers of our success. We also recognize the vital contribution they make to the economic prosperity of the communities in which we operate. As such, we offer leading career development opportunities, competitive remuneration, an engaging working environment and a supportive culture where fairness, respect, safety and diversity are valued and practiced.

The Company is committed to operating our mines and developing new projects in an environmentally responsible manner.  We have developed a comprehensive environmental policy, which all operations adhere to and apply to their short and long-term plans. This policy addresses topics that include water use and recycling, waste disposition, the research and use of alternative energies, compliance with required laws, closure requirements and education initiatives.  Each operation runs unique environmental programs according to its location, needs, resources and processes.  We have a proactive approach to minimizing and mitigating environmental impacts during all phases of the mining cycle from exploration through project development and into full mining operations. This is accomplished by applying prudent design and operating practices, continuous monitoring and by providing training and education for the employees and contractors who work at our facilities.

HIGHLIGHTS OF 2013

OPERATIONS & PROJECT DEVELOPMENT

•	Record Silver and Gold Production

Silver production was a record 26.0 million ounces in 2013, an increase of 4% over the 25.1 million ounces produced in 2012, while gold production also set a new Company record at 149,800 ounces, 33% higher than 2012 production. The increase in silver production was mainly attributable to a full year of production from the Dolores mine in Mexico, which was acquired upon the closing of the Minefinders transaction on March 30, 2012, augmented by higher silver production at all of Pan American’s mines, other than Manantial Espejo and Alamo Dorado, over 2012 levels. Gold production increases in 2013 were driven by a full year of production at Dolores and significantly higher grades at Manantial Espejo.

•	Disciplined Cost Control

An extensive range of operational optimizations and cost cutting initiatives were analysed and executed to realign the Company’s operational performance with the prevailing price environment and to ensure that we maintained our strong financial position. All-in sustaining cost per ounce of silver sold declined by 18% in 2013 relative the 2012, down $3.93 to $18.33 per ounce.  Cash costs were $10.81 for 2013 as compared to $12.03 in 2012 and well below management’s guidance range of $11.80 to $12.80 per silver ounce.

Pan American Silver Corp.

•	Organic Growth

The Company decided to proceed with the expansion of its La Colorada mine in Mexico, based on the positive results of a recently completed Preliminary Economic Assessment (the "PEA").  The PEA demonstrates that the relatively low-risk expansion project has the potential to provide robust after-tax economic returns using a $19 per ounce long-term silver price. The PEA contemplates an increase in silver production from the current level of approximately 4.6 million ounces per year to 7.7 million ounces per year by the end of 2017, for an incremental capital investment of $80.0 million, the majority of which will be spent over the next 3 years.

•	Robust Proven and Probable Silver Mineral Reserves

A successful exploration and resource conversion program in 2013 more than replaced mineral reserves that were mined during the year.  As at December 31, 2013, Proven and Probable mineral reserves totalled 323.5 million ounces. For the complete breakdown of mineral reserves and resources by property and category, refer to the section “Mineral Reserves and Resources” contained herein.

FINANCIAL

•	Challenging Metal Price Environment

The mining industry generally and precious metal producers in particular were impacted by a sharp decline in metal prices in 2013.  The Company’s financial performance year over year was negatively affected by the decrease in silver and gold prices with reduced revenue and mine operating earnings as well as the triggering of impairment charges to certain mineral properties and goodwill.

•	Strong Operating Cash Flow, Liquidity, and Working Capital Position

Despite the decrease in metal prices, cash flow from operations was $119.6 million and together with its strong balance sheet liquidity, the Company was comfortably able to fund capital expenditures of $159.4 million during the year. The Company had cash and short term investment balances of $422.7 million and a working capital position of $689.0 million at December 31, 2013, a decrease of $119.6 million and $74.9 million, respectively, from a year ago.

•	Return of Value to Shareholders

Strong operating cash flow facilitated the continued return of value to shareholders in 2013 by way of approximately $75.8 million in dividend payments and $6.7 million of common share repurchases under the Company’s normal course issuer bid program. The Company received approval and commenced a third share repurchase program in late 2013, an initiative which started in September, 2011.  The Company’s quarterly dividend continues to be an industry-leading $0.125 per share or $0.50 on an annual basis.

•	Robust Revenue

Revenue in 2013 was $824.5 million, a decrease of 11% as compared to 2012 revenue, driven primarily by lower realized prices for silver and gold, and negative price and quantity adjustments of $25.4 million related to provisionally priced sales recorded in 2012, partially offset by record quantities of silver and gold sold.

Pan American Silver Corp.

•	Margins and Earnings

The Company was able to achieve a gross margin (mine operating earnings/revenue) of 16% with mine operating earnings of $131.5 million in 2013, despite lower realized metal prices, negative price  and quantity adjustments of $25.4 million related to provisionally priced sales recorded in 2012 and a $13.0 million negative adjustment for the net realizable value of in-process inventories.  This compared to a gross margin of 33% achieved in 2012. A net loss was recorded in 2013 of $445.8 million or $2.94 per share, primarily due to impairment charges net of tax of $420.4 million and an $86.8 million deferred tax charge relating to Mexican tax reforms that included new taxes and changes to income tax rates.  This compared to net earnings of $78.4 million achieved in 2012.

2014 OPERATING OUTLOOK

These estimates are forward-looking statements and information that are subject to the cautionary note regarding the risks associated with forward-looking statements and information at the end of this MD&A.

The following tables set out management’s 2014 forecast for each operation’s silver production, cash and total costs per ounce, by-product production and expected capital investments. We also provide our expected consolidated all-in sustaining costs per silver ounce sold for 2014.

Silver Production, Cash and Total Costs Forecasts

	Silver Production ounces million	Cash Costs per ounce (1)	Total Costs per ounce (1)
La Colorada	4.85 – 4.95	$9.00 – $9.50	$10.55 - $10.95
Alamo Dorado	3.75 – 3.80	$12.50 – $13.50	$16.27 - $17.27
Dolores	3.60 – 3.85	$12.25 – $14.25	$24.67 - $26.67
Huaron	3.40 – 3.50	$14.50 – $15.00	$18.15 - $18.65
Morococha	2.50 – 2.60	$15.00 – $16.50	$22.76 - $24.26
San Vicente	3.90 – 4.00	$12.50 – $13.00	$15.09 - $15.59
Manantial Espejo	3.75 – 4.05	$8.75 – $10.00	$24.32 - $25.57
Consolidated Total	25.75 – 26.75	$11.70 - $12.70	$18.48 - $19.49
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of how these measures are calculated. The cash cost forecasts assume by-product credit prices of $1,850/tonne ($0.84lb) for zinc, $2,100/tonne ($0.95/lb.) for lead, $7,000/tonne ($3.18/lb.) for copper, and $1,200/oz. for gold.

The Company expects its seven mines to produce between 25.75 million and 26.75 million ounces of silver in 2014, similar to, or potentially a modest increase from 2013 production of 26.0 million ounces

Cash costs for the full year 2014 are expected to increase to between $11.70 and $12.70 per ounce of silver, net of by-product credits, which represents an increase of between 8% and 17% as compared to 2013 cash costs of $10.81 per ounce.  The largest factor behind this increase in cash costs is the lower assumed gold by-product credits in 2014 based on a gold price of $1,200 per ounce for estimating gold by-product credits, which is a 15% reduction compared to the average market price in 2013 of $1,411 per ounce.

Pan American Silver Corp.

By-product Production Forecast (in thousands of ounce or tonnes)

	Gold ounces	Zinc tonnes	Lead tonnes	Copper tonnes
La Colorada	2.6 –- 2.8	6.50 – 7.00	3.10 – 3.50	–
Alamo Dorado	17.0 – 19.0	–	–	0.07 – 0.07
Dolores	64.0 – 68.0	–	–	–
Huaron	0.6 – 1.2	13.50 – 14.00	5.35 – 5.70	3.35 – 3.55
Morococha	1.8 – 2.0	14.00 – 15.50	3.80 – 4.00	1.78 – 2.08
San Vicente	–	5.50 – 6.00	0.45 – 0.50	–
Manantial Espejo	69.0 – 72.0	–	–	–
Consolidated Total	155.0 – 165.0	39.50 – 42.50	12.70 – 13.70	5.20 – 5.70

Gold production is expected to increase to between 155,000 and 165,000 ounces on the strength of higher gold grades at Manantial Espejo, where increased open pit stripping in the first part of 2014 should provide access to better gold grade ore during the fourth quarter of the year.

In 2014, Pan American anticipates base metals production to remain consistent with 2013 levels and forecasts full-year consolidated production of between 39,500 tonnes to 42,500 tonnes of zinc, 12,700 tonnes to 13,700 tonnes of lead, and 5,200 tonnes to 5,700 tonnes of copper.

Capital Expenditure Forecasts

Pan American plans to spend $95.5 million on sustaining capital and a further $67.0 million on long term projects in 2014.  The following table details the estimate of capital to be invested at each operation and project:

2014 Capital	(in millions)
La Colorada	$8.0
Alamo Dorado	$0.5
Dolores	$32.5
Huaron	$9.5
Morococha	$9.0
San Vicente	$6.0
Manantial Espejo	$30.0
Sustaining Capital Sub-Total	$95.5
La Colorada Project	$32.0
Dolores Project	$35.0
Project Sub-total	$67.0
2014 Total Capital	$162.5

Planned sustaining capital investments for 2014 include $26.0 million for open pit pre-stripping and haul truck replacements at Dolores, $25.0 million for open pit pre-stripping and a tailings dam expansion at Manantial Espejo, approximately $7.0 million for underground development across all 5 underground mines, and $13.0 million for near mine exploration.  In addition, the Company plans project capital expenditures of approximately $32.0 million for the La Colorada expansion and $35.0 million at Dolores. Dolores' expenditures are predominantly for leach pad 3 expansion, but also include further process plant optimization and the commencement of work on a new 115 kV power line to the mine.

Pan American Silver Corp.

All-in Sustaining Costs per Silver Ounce Sold

The Company has adopted the reporting of AISCSOS as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations.  The following table details Pan American’s expected AISCSOS for 2014.  The measure is on a by-products basis, excludes taxes, and uses sustaining capital expenditures as opposed to depreciation and amortization.  Investment capital is defined as capital spent that increases future production and/or is materially higher than that required for current production.

(in $ thousands)		Guidance 2014
		Low	High
Cash cost of sales net of by- products		$298,000	$306,500

Sustaining capital		95,500	95,500
Exploration		15,750	15,750
Reclamation cost accretion		3,000	3,000
General & administrative expense		19,600	19,600
All-in sustaining costs	A	$431,850	$440,350
Payable ounces sold	B	25,400,000	24,460,000
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$17.00	$18.00

2014 Mine Operation Forecasts

Management’s expectations of each mine’s operating performance in 2014 are set out below, including discussion on expected production, cash costs per ounce and capital expenditures.

•	La Colorada mine

La Colorada plans to increase ore mined from the sulphide zone, to ensure that the sulphide plant runs at 850 tpd while maintaining production rates from the oxide plant at 400 tpd. The increased overall throughput rates, combined with modestly higher silver grades are expected to result in higher silver production in 2014. The shift towards a higher proportion of ore feed coming from the sulphide zone is expected to result in higher base metal by-product production, while gold production is expected to benefit from slightly higher grades in 2014.

Cash costs per ounce are expected to remain similar to 2013 cash costs as an increase in by-product credits (despite lower price assumptions) and the benefits of higher silver production will likely be offset by an increase in direct operating costs. The expected increase in operating costs is driven primarily by assumed escalations in electricity and diesel costs of 15% and in labour and security costs of 3%.

Capital expenditures at La Colorada in 2014 are expected to increase from 2013 levels to $40.0 million, inclusive of $32.0 million related to the expansion project. Please see “2014 Project Development Outlook” section for a detailed description of the expenditures planned for the La Colorada expansion project. The remaining capital expenditures of $8.0 million for the existing operation includes equipment repair and replacements and upgrades for $2.7 million, underground ventilation systems for $1.5 million, and near-mine exploration for $3.8 million.

•	Alamo Dorado mine

2014 signals the beginning of a declining production profile at Alamo Dorado as the operation begins to process more ore from the lower grade stockpiles while the mining operation depletes the last of the reserves over the next two years at higher effective strip ratios. We expect to hold

Pan American Silver Corp.

processing rates steady at 4,750 tpd, but a decline in silver grades and recoveries are likely to result in a drop in silver production.  Gold production in 2014 is expected to benefit from marginally higher grades from a gold zone that will be mined along the northern pit limits, resulting in an uptick in gold production.

Cash costs are expected to increase significantly at Alamo Dorado in 2014 as a result of higher direct operating costs and lower silver production. Cost escalations are expected from the increased waste stripping required to extract the remaining ore reserve extensions, as well as higher diesel fuel and energy costs.

Capital expenditures at Alamo Dorado in 2014 are expected to be $0.5 million, predominantly for tailings dam and laboratory equipment replacements.

•	Dolores mine

Dolores will aim to stack an average of 16,200 tpd onto leach pads in 2014, a 10% improvement on 2013 stacking rates, combined with better expected recoveries. This will be partially offset by an anticipated decline in silver grades. The combination of these operating parameters is expected to result in higher silver production, while gold grades are expected to hold steady but be offset by lower recoveries, resulting in similar gold production as was achieved in 2013.

Cash costs are expected to increase sharply from 2013 levels, primarily due to significantly lower by-product credits on a per ounce basis due to the lower anticipated gold price. Operating costs on a per tonne basis are expected to remain similar to 2013 costs, with increases anticipated in materials (most notably diesel, lime and explosives costs) offset by reductions in staffing costs and the benefit of higher stacking rates.

Capital expenditures of a sustaining nature for the existing operation at Dolores are expected to be $32.5 million, which include pit pre-stripping for $18.2 million, equipment repair and replacements of $7.8 million, access road improvements of $0.8 million, and support infrastructure upgrades of $1.9 million.  The proposed sustaining capital program also includes $3.6 million for near-mine exploration.

In addition, capital expenditures relating to the pad 3 expansion, a new power line installation and process plant optimization projects are expected to require $35 million. These are discussed separately under the “2014 Project Development Outlook” section of this MD&A.

•	Huaron mine

In 2014, the plan at Huaron is to continue the positive trend of increasing mining and milling rates, as compared to the 2013 rates. The increases in these throughput rates have been enabled by progressively increasing the amount of ore released from long-hole mining, facilitated by direct capital investments in mechanizations made over the past few years.  The improved throughput in 2014 is expected to be coupled with modestly higher silver grades from mine sequencing and recoveries to result in greater silver production.  Base metal production is expected to fall slightly from 2013 production levels.

Cash costs per ounce are expected to remain similar to 2013 cash costs, as the benefit of higher silver production is expected to be offset by a decline in by-product credits based on lower expected by-product metal prices. We expect to hold operating costs stable while achieving increased processing rates, assuming a 3% devaluation of the local Peruvian currency.

Pan American Silver Corp.

Capital spending at Huaron in 2014 is expected to be drastically reduced from the elevated levels seen in previous years as the intensive mechanization efforts are largely completed. The 2014 capital budget totals $9.5 million and is comprised of sustaining investments related to repair and replacements of equipment for $2.4 million, upgrades to the ventilation systems of $1.4 million, and regional infrastructure for $0.5 million.  In addition, business improvement projects are proposed for camp upgrades for $0.5 million as well as near-mine exploration for $1.6 million.

•	Morococha mine

Tonnes milled and silver, zinc and copper grades and recoveries at Morococha in 2014 are all expected to improve compared to 2013 levels, resulting in higher production of silver and all by-product base metals. These expected improvements are possible due to multi-year mechanization and enhanced development investments that the Company has made at the Morococha mine.

We anticipate cash costs per ounce in 2014 to reduce sharply compared to 2013 due primarily to the benefits of lower operating costs coupled with higher grade ore. Base metal by-product credits are expected to remain steady as higher levels of base metal production is expected to be offset by lower metal prices, relative to 2013. Operating costs are expected to decline over 2013 costs primarily as a result of reductions in third party ore mining services, which have largely been replaced with the use of more productive company employees, together with the benefit of an assumed weaker local Peruvian currency.

Morococha’s capital budget for 2014 of $9.0 million is substantially lower than the prior year’s capital spending as the intensive multi-year mechanization and development efforts are largely completed.  The majority of the capital expenditures in 2014 are planned for sustaining the mine and includes crosscuts and ventilation raises for $2.3 million, additional reserve definition drilling of $1.6 million, and overhaul of equipment for $2.1 million.  There is an additional $0.8 million for advancing on a mine deepening project and $0.5 million for metallurgical testing to refine future plant flowsheets.

•	San Vicente mine

We plan to maintain throughput rates near 2013 levels in 2014 while being able to hold silver grades and recoveries stable.  Based on those operating parameters, San Vicente is expected to contribute similar quantities of silver to Pan American in 2014. Steady-state mining rates are expected to deliver ore with similar zinc and lead grades as 2013 levels, resulting in stable zinc and lead production.

Operating costs are expected to increase slightly as compared to 2013, driven predominantly by anticipated wage increases. More than offsetting these cost increases, we expect improved market conditions in the high-grade silver concentrates market to result in lower smelting and refining charges and we expect declining royalties paid to Comibol based on a lower expected silver price. Cash costs per ounce are expected to decline noticeably over the 2013 cash costs due primarily the decrease in smelting and royalty costs, offset partially by the higher wage rates.

With the tailings dam raise completed in 2013, the capital budget in 2014 of $6.0 million is significantly reduced from 2013 spending. The main sustaining capital includes $0.7 million for equipment repair and replacements and, $0.7 million for near-mine exploration, and $1.8 million for other equipment enhancements, optimizations and upgrades.  In addition, there is $0.9 million forecasted for projects underway at the end of 2013 primarily associated with a shaft and hoist upgrade project.

Pan American Silver Corp.

•	Manantial Espejo mine

We plan to increase plant throughput by 8% to 2,150 tonnes per day in 2014 at significantly better silver and gold grades according to the mine planned sequencing. Achieving the increased plant throughput rates is highly dependent on sustaining plant availabilities and utilizations throughout the year and avoiding unscheduled disruptions as occurred during the first half of 2013.   With steady recovery rates, we expect silver production and gold production to be up to 25% higher than 2013 production.

Direct operating costs, refining costs and royalties are expected to increase in 2014, but should be offset by an expected increase in silver and gold production resulting in cash costs per ounce, net of by-products, remaining similar to 2013 cash costs.  Operating costs on a per tonne basis are expected to remain stable with the assumption of continued cost inflation in Argentina, which especially affects costs of labor and consumables, fully offset a weaker Peso.

Capital investments planned at Manantial Espejo total $30.0 million in 2014 dominated by $23.8 million for capitalized open pit pre-stripping in Maria and Concepcion and capitalized underground development.  Additionally, $1.3 million is needed for a tailings dam expansion, $0.8 million for equipment repair and replacements, $1.4 million for business enhancement projects, and another $1.4 million for near-mine exploration around current workings.

2014 PROJECT DEVELOPMENT OUTLOOK

The major projects for Pan American in 2014 are:

(1)
An expansion of the La Colorada operation requiring capital investments of $32.0 million in 2014, including the commencement of a shaft and hoist installation of $8.8 million; plant expansion of $3.6 million; infrastructure upgrades of $6.5 million; tailings expansion of $5.0 million; system and equipment upgrades of $3.2 million; and project indirects associated with the shaft and hoist installation and plant expansion of $2.3 million.

(2)
The next construction phase of Dolores’ leach pad 3 is advancing to increase the storage capacity of the pad to provide sufficient volume to sustain operations into 2017, which will require capital expenditures of approximately $24.0 million in 2014.

(3)
A power line construction project at Dolores by a third party contractor is expected to commence in 2014 and require an investment of $8.0 million for completion and power delivery to operations in 2015.

(4)
The pulp agglomeration expansion project studies at Dolores, metallurgical testing, pit dewatering and other smaller associated projects are expected to require approximately $3.0 million in capital spending.

We are assuming that the law in Chubut will not be amended in 2014 in a manner which encourages further investment at this stage at the Navidad project and as such, our 2014 plans are for the project to remain focused on “care and maintenance” as well as adhering to the investment plan filed with the authorities. All expenditures at Navidad in 2014 will be expensed as incurred under exploration and project development and are expected to total $3.9 million.

Pan American Silver Corp.

2013 OPERATING PERFORMANCE

The following table reflects silver production and cash costs, net of by-product credits at each of Pan American’s operations for 2013, as compared to 2012 and 2011.

	Silver Production (ounces ‘000s)			Cash Costs(1) ($ per ounce)
	2013	2012	2011	2013	2012	2011
La Colorada	4,566	4,431	4,296	$9.43	$8.64	$7.74
Alamo Dorado	5,079	5,364	5,300	$7.45	$5.05	$4.80
Dolores(2)	3,503	2,652	-	$7.47	$4.05	-
Huaron	3,304	2,909	2,769	$14.61	$17.51	$14.03
Quiruvilca	-	275	881	-	$36.33	$17.47
Morococha(3)	2,397	2,083	1,712	$17.56	$23.48	$16.11
San Vicente(4)	3,967	3,726	3,130	$15.51	$18.92	$13.48
Manantial Espejo	3,144	3,632	3,767	$8.55	$14.65	$7.36
Consolidated Total(5)	25,959	25,075	21,855	$10.81	$12.03	$9.44
(1)
Any reference to “cash costs” in this MD&A is defined as cash costs net of by-product credits.  Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Audited Consolidated Financial Statements.

(2)	The Dolores mine was acquired on March 30, 2012 and as such the 2012 figure is the production for 9 months of the Company’s ownership.
(3)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(4)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(5)	Totals may not add due to rounding.

The graph below presents silver production by mine in 2013 and highlights the diverse nature of Pan American’s silver production.

Pan American Silver Corp.

In 2013, Pan American’s silver production increased to 26.0 million ounces, 4% higher than production levels in 2012.  The increase in silver production was mainly attributable to a full year of production from the Dolores mine in Mexico, which was acquired upon the closing of the Minefinders transaction on March 30, 2012. Higher annual silver production was achieved at all of Pan American’s mines, other than Manantial Espejo, and Alamo Dorado. The Quiruvilca mine was sold by Pan American effective from June 1, 2012 and was not part of 2013 production.

Silver production in 2013 was at the top end of management’s forecast range of between 25.0 million and 26.0 million ounces as described in the December 31, 2012 MD&A. Alamo Dorado, Dolores, Huaron and San Vicente all exceeded the high end of our guidance, La Colorada and Morococha achieved the guidance range, while only Manantial Espejo was below guidance.

Consolidated cash costs per ounce of silver were $10.81 in 2013, a 10% decrease from 2012 cash costs per ounce of $12.03, and well below management’s forecast range $11.80 to $12.80 per silver ounce for the year.  The decrease year over year was attributable to a significant increase in by-products produced, including a 33% increase in gold produced, and meaningful reductions in cash costs at our Peruvian operations due to more mechanized mining at Huaron and higher grades, recoveries and throughputs at Morococha.  Manantial Espejo cash costs were also reduced significantly with the devaluation of the Argentine peso outpacing local inflation in 2013, in addition to the 40% increase in gold produced at that mine.  Offsetting these positive effects on cash costs were the lower by-product prices realized, especially for gold, and cost increases at Alamo Dorado where lower grades had a negative effect on production and costs, and at Dolores, where costs rose mainly on higher non-capitalized pre-stripping expenditures.

The following tables set out the Company’s by-product production over the past three years and the metal prices realized for each metal produced:

	By-Product Production
	2013	2012	2011
Gold ounces	149,815	112,283	78,426
Zinc tonnes	42,141	36,848	37,234
Lead tonnes	13,499	12,266	12,701
Copper tonnes	5,543	4,162	4,544

	Realized Prices
	2013	2012	2011
Silver/ounce	$23.29	31.26	35.03
Gold/ounce	$1,398	1,672	1,567
Zinc/tonne	$1,908	1,961	2,208
Lead/tonne	$2,141	2,052	2,402
Copper/tonne	$7,251	7,879	8,625

In 2013, production of gold increased by 33% as a result of additional production from Dolores and Manantial Espejo. An additional quarter of production at Dolores following the March 30, 2012 acquisition of the mine and an anticipated increase in gold grade at Manantial Espejo were the main factors behind these increases.

Consolidated base metal production achieved double-digit percentage increases as a result of higher production at all of our polymetalic operations, most notably at the Company’s Peruvian mines. Base metal production in 2013 easily exceeded the high end of management’s forecasted ranges for zinc (36,000 – 39,000 tonnes), lead (11,500 – 12,500 tonnes) and copper

Pan American Silver Corp.

(3,500 – 4,000 tonnes) as a combined result of better than expected throughput rates, grades and recoveries.

All-In Sustaining Costs per Silver Ounce Sold

We believe that AISCSOS is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		2013	2012
Production costs		$530,613	$485,163
Royalties		$26,459	$35,077
Smelting, refining and transportation charges(1)		$93,926	$94,438
Less by-product credits(1)		$(331,809)	$(293,208)
Cash cost of sales net of by-products		$319,189	$321,470

Sustaining capital(2)		$111,647	$130,721
Exploration and project development		$15,475	$36,746
Reclamation cost accretion		$3,030	$2,999
General & administrative expense		$17,596	$20,790
All-in sustaining costs	A	$466,937	$512,726
Payable ounces sold	B	25,478,014	23,037,493
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$18.33	$22.26
(1)	Included in the revenue line of the audited consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Non – GAAP measure: please refer to section Alternative Performance (Non-GAAP) Measures for a reconciliation of this measure to the Audited Consolidated Financial Statements.

AISCSOS declined by 18% in 2013 relative the 2012, down $3.93 to $18.33 per ounce. Some expense items in our business are directly correlated with metal prices, such as royalties, which declined in 2013 in unison with lower metal prices. Discretionary expense items, such as exploration and general and administrative expense were reduced in 2013 relative to the prior year as an extensive range of cost cutting initiatives were analysed and executed to realign the Company’s operational performance with the prevailing price environment and to ensure that we maintained our strong financial position.

An analysis of each operation’s 2013 operating performance follows, as compared to 2012 operating performance and management’s guidance for 2013, as contained in the 2012 year-end MD&A.

Pan American Silver Corp.

●	La Colorada mine

	Twelve months ended December 31,
	2013	2012
Tonnes milled	448,659	419,591
Average silver grade – grams per tonne	352	374
Average silver recovery - %	89.9	89.6
Silver– ounces	4,566,377	4,431,111
Gold – ounces	2,579	3,578
Zinc – tonnes	6,759	5,599
Lead – tonnes	3,324	2,766

Payable ounces of silver	4,364,727	4,215,075

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$9.43	$8.64
Total cost per ounce net of by-products(1)	$11.27	$9.96

Capital Expenditures - thousands	$13,574	$21,700
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

*	Reported metal figures in the tables in this section are volume of metal produced.

2013 versus 2012

Silver production at the La Colorada mine in 2013 was 4.6 million ounces, a 3% increase compared to the previous year.  This increase was due to 7% higher throughput rates and slightly improved silver recoveries, partially offset by a 6% decline in silver grades.  Production of lead and zinc benefited from higher throughput, while anticipated lower gold grades led to a modest decrease in gold production.

2013 cash costs increased by 9% to $9.43 per ounce of silver when compared to 2012. The increase was the result of higher operating costs while by-product credits remained similar to the prior year as increased base metal production was offset by lower gold production and realized prices.

2013 versus 2013 Guidance

Silver production at La Colorada in 2013 was in line with the low end of management’s forecast range of 4.6 million to 4.7 million ounces, as higher than expected throughput rates were offset by below-expected grades. Base metal production benefited from the better than expected throughput rates, grades and recoveries, resulting in zinc and lead production which exceeded our guidance. Gold grades lagged management’s expectation, leading to actual gold production falling short of guidance.

Actual cash costs of $9.43 per ounce were within management’s forecast range of between $9.00 and $9.75 per ounce. Cash costs at La Colorada in 2013 were positively influenced by stronger than expected by-product production, while offset by significantly lower realized prices than forecast.

Capital expenditures at La Colorada during 2013 totalled $13.6 million, below our forecast of $15.0 million. The capital was spent mainly on mine development and equipment purchases for the Estrella and Candelaria mines, an Estrella mine expansion, and a continuation of the near-mine exploration drilling program.

Pan American Silver Corp.

•	Alamo Dorado mine

	Twelve months ended December 31,
	2013	2012
Tonnes milled	1,790,317	1,697,941
Average silver grade – grams per tonne	101	116
Average gold grade – grams per tonne	0.36	0.38
Average silver recovery - %	87.1	85.6
Silver– ounces	5,078,807	5,364,011
Gold – ounces	17,600	17,966
Copper – tonnes	123	117

Payable ounces of silver	5,042,779	5,345,677

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$7.45	$5.05
Total cost per ounce net of by-products(1)	$10.98	$7.95

Capital Expenditures - thousands	$7,621	$10,936
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2013 versus 2012

While silver production at Alamo Dorado in 2013 declined to 5.1 million ounces from 5.4 million ounces produced in 2012, it remained the Company’s largest silver producer.  Silver production was impacted as expected by lower silver grades, partially offset by higher throughput rates and recoveries.  Gold production of 17,600 ounces in 2013 represented a 2% decrease over production levels in 2012 as lower gold grades were largely overcome by higher throughput rates.

Alamo Dorado’s cash costs per ounce were $7.45 in 2013, a 48% increase from the 2012 cash costs of $5.05 due to higher operating costs and a significant decline in gold by-product credits due to lower gold prices in 2013.

2013 versus 2013 Guidance

Alamo Dorado’s silver production in 2013 exceeded the top of management’s forecast range of 4.8 million to 5.0 million ounces, the result of throughput rates that were above our expectations.  Gold production was 7% above the top of our guidance range of 16,500 ounces as actual throughput rates and gold grades exceeded expectations.

Cash costs were 10% lower than the low end of our forecast range of $8.25 to $8.50 per ounce as a result the better than expected silver production and higher gold by-product credits resulting from stronger than expected gold production, partially offset by lower actual gold prices than assumed.

Capital expenditures at Alamo Dorado during 2013 totalled $7.6 million, compared to management’s guidance of $7.5 million, predominantly for pre-stripping of the phase II pit expansion and mine equipment.

Pan American Silver Corp.

•	Dolores mine*

	Twelve months ended	Nine months ended
	December 31,
	2013	2012
Tonnes milled	5,351,851	4,346,595
Average silver grade – grams per tonne	48	42
Average gold grade – grams per tonne	0.46	0.40
Average silver recovery - %	42.7	45.7
Average gold recovery - %	82.1	78.0
Silver– ounces	3,502,522	2,652,851
Gold – ounces	65,230	43,476

Payable ounces of silver	3,493,766	2,646,219

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$7.47	$4.05
Total cost per ounce net of by-products(1)	$20.12	$16.88

Capital Expenditures(2) - thousands	$36,159	$35,352
*	Results for the nine months of 2012 that the Company operated the Dolores mine.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)
Sustaining capital expenditures excluded $50.5 million and $21.8 million, in the 2013 and 2012 reporting periods, respectively, related to capital incurred on the leach pad and other expansion projects as disclosed in the section Alternative Performance (non-GAAP) Measures.

2013 versus 2012

Dolores produced 3.5 million ounces of silver and 65,230 ounces of gold from a full year of production in 2013, significantly higher than silver and gold production for the 9 months that Pan American owned and operated the mine in 2012.  On an annualized basis, the 2013 silver production rate was in line with that of 2012, despite 2013 production being affected by leach pad construction mid-way through the year, which hindered efficient pad loading and leaching. However, the successful completion of the extension of pad 2 in June of 2013, and the commissioning of the first phase of pad 3 on schedule in October 2013 allowed for uninterrupted stacking and leaching operations throughout the remainder of the year, apart from planned maintenance and commissioning outages.  Decreased stacking throughput was offset by higher silver grades processed.  The annualized gold production rate of 2012 was exceeded in 2013 due to higher gold grades stacked and improved recoveries.

Dolores’s cash costs per ounce were $7.47 in 2013, an 84% increase from the 2012 cash costs of $4.05 due to higher operating costs and a decline in gold by-product credits per ounce resulting from lower actual gold prices in 2013.

2013 versus 2013 Guidance

Silver production was 2% above the top of management’s guidance range of between 3.25 million and 3.45 million ounces, a result of higher silver grades outweighing the effect of less ore tonnes stacked than anticipated. Gold production was within management’s expected range as better than expected recoveries were offset by lower stacking rates.

Cash costs for 2013 were $7.47 per ounce of silver, 113% above the $2.25 to $3.50 per ounce forecast range provided by management. The main causes for this negative variance were significantly lower gold credits than forecasted due to lower gold prices, together with operating costs that were slightly higher than anticipated.

Pan American Silver Corp.

Capital expenditures at Dolores in 2013 totalled $36.2 million, excluding the leach pad expansions projects and mine optimization projects, which was in line with management’s guidance of $37.0 million. Capital expenditures in 2013 at Dolores were predominantly related to mine operations, comprised of pre-stripping activities, truck rehabilitation and other mobile equipment purchases, near-mine exploration and other sustaining infrastructure.

•	Huaron mine

	Twelve months ended December 31,
	2013	2012
Tonnes milled	802,300	683,483
Average silver grade – grams per tonne	158	162
Average zinc grade - %	2.5	2.5
Average silver recovery - %	81.8	81.7
Silver– ounces	3,303,595	2,909,890
Gold – ounces	936	655
Zinc – tonnes	14,017	11,824
Lead – tonnes	5,842	4,727
Copper – tonnes	3,395	2,257

Payable ounces of silver	2,883,758	2,506,481

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$14.61	$17.51
Total cost per ounce net of by-products(1)	$18.65	$21.02

Capital Expenditures - thousands	$15,474	$22,936
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2013 versus 2012

In 2013, mill throughput at Huaron increased by 17% relative to 2012, partially offset by slightly lower silver grades processed, resulting in silver production that rose by 14% year-on-year. Base metal and gold production also rose at Huaron on higher throughput rates and recoveries.

Cash costs at Huaron decreased by 17% in 2013 to $14.61 per ounce. Cash costs benefited from higher silver production and a rise in by-product credits as higher production of all by-product metals were only partially offset by lower by-product metal prices in 2013.

2013 versus 2013 Guidance

Silver production in 2013 was 12% above the high end of management’s guidance of between 2.85 million and 2.95 million ounces. Throughput rates, grades and recoveries positively outperformed management’s expectations, and the result was that production of all base metals was above management’s guidance.

The actual cash costs in 2013 were 27% better than the bottom of our forecast range of $20 to $22 per ounce.  This positive performance was attributable to better than expected silver production and higher by-product credits, driven by higher quantities of by-product metals produced that were partially offset by lower metal prices.

Pan American Silver Corp.

Capital expenditures at Huaron during 2013 totalled $15.5 million, compared to our forecast of $20.0 million, as several discretionary capital projects were rationalized in response to lower metal prices. Capital expenditures were primarily to complete a significant tailings dam expansion project initiated in 2012, to purchase and overhaul mobile mine equipment, and to continue near-mine exploration.

•	Morococha mine*

	Twelve months ended December 31,
	2013	2012
Tonnes milled	573,295	535,086
Average silver grade – grams per tonne	149	143
Average zinc grade - %	3.2	2.8
Average silver recovery - %	87.9	84.9
Silver– ounces	2,396,767	2,083,726
Gold – ounces	2,650	2,840
Zinc – tonnes	15,165	11,925
Lead – tonnes	3,769	3,601
Copper – tonnes	2,026	1,502

Payable ounces of silver	2,049,487	1,776,333

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$17.56	$23.48
Total cost per ounce net of by-products(1)	$26.17	$29.75

Capital Expenditures(2) - thousands	$18,652	$20,805
*	Production and cost figures are for Pan American’s 92.3% share only.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)	Sustaining capital expenditures excluding $6.4 million in 2012, of capital incurred at the Morococha project as disclosed in the section Alternative Performance (non-GAAP) Measures.

2013 versus 2012

Morococha’s 2013 silver production increased to 2.4 million ounces, or 15% as compared to 2012 due to increased silver grades, combined with higher throughput rates and recoveries. Base metal production also benefited from higher grades, throughput rates and recoveries, resulting in increased production, particularly of zinc and copper.

Cash costs at Morococha decreased by 25% in 2013 to $17.56 per ounce of silver due mainly to substantially higher by-product credits and higher silver production, while holding operating costs steady for 2013 compared to 2012. The increase in by-product credits was driven by higher quantities of by-product metals produced that were partially offset by lower metal prices.

2013 versus 2013 Guidance

Silver production performance at Morococha in 2013 was in line with the bottom end of management’s guidance range of 2.4 million to 2.6 million ounces. Actual gold, zinc and copper production all exceeded our guidance ranges, while lead production was within guidance. Actual throughput rates fell slightly short of management’s expectations but were compensated by modestly better than expected silver grades and recoveries. Gold, zinc and copper grades and recoveries all exceeded management’s forecasts and more than offset the lower than anticipated throughput rates.

Pan American Silver Corp.

Actual cash costs in 2013 were 14% lower than the bottom end of our forecast range of $20.50 to $22.25 per ounce due primarily to actual by-product credits being higher than expected.

Sustaining capital expenditures at Morococha during 2013 totalled $18.7 million, compared to management’s guidance of $15.0 million.  The majority of the capital expenditures in 2013 were for the mine development and included ramp advances and ventilation system expansions, overhaul and replacements of certain aged mobile mine equipment and near-mine exploration activities.

•	San Vicente mine*

	Twelve months ended December 31,
	2013	2012
Tonnes milled	319,433	306,063
Average silver grade – grams per tonne	412	419
Average zinc grade - %	2.5	2.2
Average silver recovery - %	93.8	90.7
Silver– ounces	3,967,263	3,726,024
Zinc – tonnes	6,201	4,918
Lead – tonnes	564	432

Payable ounces of silver	3,614,290	3,390,683

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$15.51	$18.92
Total cost per ounce net of by-products(1)	$18.07	$22.05

Capital Expenditures - thousands	$8,165	$3,053
*	Production and interest figures are for Pan American’s 95.0% share only.
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2013 versus 2012

In 2013, San Vicente’s silver production increased by 6% compared to 2012, due to higher throughput rates and an increase in recoveries.  Zinc production improved by 26% and lead production by 31% on account of the throughput increase in combination with higher grades and recoveries.

Cash costs at San Vicente decreased by 18% to $15.51 in 2013 as compared to the previous year.  The lower cash costs in 2013 resulted from the combined effect of lower operating costs, higher by-product credits and an increase in silver production. The lower operating costs were primarily driven by a decline in royalties paid, which were highly correlated to the lower metal prices realized in 2013. Higher by-product zinc and lead revenues were a result of increased production of those metals.

2013 versus 2013 Guidance

Silver production attributable to Pan American in 2013 of 4.0 million ounces was 3% over management’s forecast range of 3.75 million to 3.85 million ounces, as silver recoveries exceeded expectations.  Both actual zinc and lead production were within management’s guidance as slightly better than expected recoveries offset small shortfalls in expected grades.

Pan American Silver Corp.

Actual cash costs of $15.5 per ounce of silver were 10% below management’s forecast range of $17.26 to $18.00 per ounce due to lower than expected operating costs as actual royalties were well below management’s expectations.

Capital expenditures at San Vicente during 2013 totalled $8.2 million, which was below management’s forecast of $11.5 million, due to capital rationing initiatives.  Capital spending in 2013 was primarily for mine development, underground mobile equipment maintenance, and exploration.

•	Manantial Espejo mine

	Twelve months ended December 31,
	2013	2012
Tonnes milled	719,607	734,335
Average silver grade – grams per tonne	150	170
Average gold grade – grams per tonne	2.81	1.94
Average silver recovery - %	91.3	89.8
Average gold recovery - %	95.4	94.2
Silver – ounces	3,144,008	3,632,550
Gold – ounces	60,820	43,339

Payable ounces of silver	3,137,720	3,625,285

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$8.55	$14.65
Total cost per ounce net of by-products(1)	$19.03	$22.73

Capital Expenditures - thousands	$12,002	$15,858
(1)
Cash costs per ounce and total costs per ounce are non-GAAP measurements.  Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2013 versus 2012

Silver production at the Manantial Espejo mine in 2013 was 3.1 million ounces, a 13% decrease from the production level in 2012.  This decrease was the result of a 12% decline in grades and a 2% decrease in throughput offset by a similar increase in recoveries from the previous year.  Gold production jumped significantly, by 40% in 2013 due to higher gold grades and recoveries in line with the mine plan.

In 2013, cash costs at Manantial Espejo decreased to $8.55 per ounce of silver, 42% below 2012 cash costs of $14.65 per ounce.  The main drivers of the decrease in cash costs were a 12% reduction in operating costs together with a 16% lift in by-product gold credits. The lower operating costs were mainly due to lower royalty expenses, cost cutting initiatives and the devaluation of the local currency, offset by high sustained inflation rates in Argentina.

2013 versus 2013 Guidance

In 2013, Manantial Espejo’s actual throughput rates and silver grades were below management’s forecast, resulting in 6% lower silver production than our forecast range of 3.35 million to 3.45 million ounces. Throughput rates were significantly challenged by mobile equipment availability issues largely as a consequence of importation restrictions that severely limited the flow of spare parts and materials necessary to sustain operations.  Gold production

Pan American Silver Corp.

exceeded management’s guidance range of 53,500 ounces to 57,500 ounces as higher than expected grades overcame lower than expected throughput rates.

Actual cash costs in 2013 of $8.55 per ounce of silver were 34% below the forecast range of $13.00 to $14.25 per ounce. The main drivers for the lower than expected cash costs were lower than expected operating costs, combined with better than anticipated by-product gold credits on higher production quantities.

Capital expenditures at Manantial Espejo during 2013 totalled $12.0 million, compared to management’s forecast capital expenditures of $20.0 million.  Capital spending was lower than forecast due to the decision to defer some pre-stripping activities in response to the downturn in precious metal prices. The capital expenditures consisted mainly of open pit pre-strip development and equipment acquisitions, underground mine development and improving the camp infrastructure and mill upgrades.

2013 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American’s significant projects in 2013, as compared to 2012 and 2011. Our accounting policies determine what portion of the amounts spent at our projects is capitalized and what portion is expensed during the period.

Total Project Spending
	2013	2012	2011
Dolores leach pads and expansion projects	$50,482	$21,291	$-
Navidad	$2,761	$20,044	$33,200
Morococha Project	$-	$6,389	$26,218
Other	$203	$4,244	$4,056

•	Dolores projects

At the Dolores mine, the Company spent a total of $50.5 million in 2013 on various expansion projects which included completion of the phase I and start of the phase II of the pad 3 construction, expansion of leach pad 2, preliminary engineering for a future power line, and processing improvements. Management advanced the investigation into processing optimization opportunities, including the possibility of adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries on high grade ores.

•	Navidad

At the Navidad project, the Company spent a total of $2.8 million in 2013, of which $0.2 million was capitalized.

With the project placed on care and maintenance in the fourth quarter of 2012, the Company focused on local community support activities in Chubut. Activities related to project engineering, procurement and development have been curtailed since late 2012 until a new law is passed allowing for open pit mining and any associated tax and royalty implications can be assessed.

Pan American Silver Corp.

OVERVIEW OF 2013 FINANCIAL RESULTS

For the year ended December 31, 2013, the Company’s net income and cash flow from operations decreased from the comparable period in 2012. The results were primarily due to lower realized metal prices, partially offset by higher quantities of all metals sold.  In addition, write-downs of the Dolores mine and associated goodwill were recorded in the second and fourth quarters of 2013, due largely to the decline in precious metal prices.  Furthermore, reforms to Mexican taxes were enacted in the fourth quarter resulting in a charge to non-cash deferred taxes.

The following table sets out selected quarterly results for the past twelve quarters, which are stated in thousands of USD, except for the per share amounts.  The dominant factor affecting results in the quarters presented below is volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments.  Beginning in the second quarter of 2012, results include the Dolores mine which was acquired with the completion of the Minefinders acquisition on March 30, 2012. The fourth quarter of 2012 included a partial write-down of the Navidad project discussed further in the section that follows.

	Quarters Ended (unaudited)				Year Ended
2013	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable (loss) earnings for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Adjusted attributable earnings (loss) for the period(2)(3)	$40,044	$(16,853)	$12,158	$(84,857)	$(49,507)
Basic (loss) earnings per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted (loss) earnings per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

	Quarters Ended (unaudited)				Year Ended
2012	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(1)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(1)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted attributable earnings for the period (1)(2)	$68,781	$8,108	$37,548	$54,110	$168,547
Basic earnings (loss) per share(1)	$0.47	$0.24	$0.15	$(0.18)	$0.56
Diluted earnings (loss) per share(1)	$0.47	$0.18	$0.15	$(0.23)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243

Pan American Silver Corp.

	Quarters Ended (unaudited)				Year Ended
2011	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$190,481	$231,866	$220,567	$212,361	$855,275
Mine operating earnings	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(2)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share(4)	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total shareholders’ equity					$1,593,839
(1)
Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and the year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation.  This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012.  Readers should refer to Notes of the Audited Consolidated Financial Statements for full details of the recast results.

(2)
Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

(3)
The adjusted attributable loss for the three months ended June 30, 2013 has been revised to $(16,853) from the amount previously presented of $(9,371).   In Q2 2013, the Company added back $13.2 million of net realizable value of inventory write-downs ($7.5 million net of tax) applicable to certain doré and stockpiles.  As the doré was sold in the normal course of business during Q3 2013 and a partial reversal of the stockpile was recognized in Q3 2013, the Company no longer presents this item as an adjusting item.

(4)
The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

The following graph illustrates the key factors leading to the change from net earnings in the year ended December 31, 2012 to the net loss incurred in 2013. Further analysis of the key factors and the changes is discussed in the section that follows.

Pan American Silver Corp.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each period. As seen below, there was a sharp decline in realized metal prices for silver and gold, but also, a sharp increase in the quantities of all metals sold in 2013 compared to 2012.

	Realized Metal Prices			Quantities of Metal Sold
	Year ended December 31,			Year ended December 31,
	2013		2012	2013	2012
Silver – in ounces	$23.29	(1)	$31.26	25,478,014	23,037,493
Gold – in ounces	$1,398	(1)	$1,672	141,341	108,075
Zinc – in tonnes	$1,908	(2)	$1,971	37,510	31,443
Lead – in tonnes	$2,141	(2)	$2,071	13,262	11,396
Copper – in tonnes	$7,251	(2)	$7,879	4,718	3,412
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

•	Income Statement

Earnings for 2013 were negative $445.8 million, compared to earnings of $78.4 million in 2012, and basic loss per share for 2013 of $2.94 compared to earnings of $0.56 per share in 2012.  Two key reasons behind the decrease in earnings in 2013 were that the Company recorded net of tax, non-cash write-downs of $420.4 million primarily related to the Dolores mine and associated goodwill (2012 – impairment charge of $100.0 million related to Navidad), in addition to an $86.8 million deferred tax adjustment arising from the introduction of Mexican tax reforms.  The Company’s bottom line benefited from increases in overall quantities of most metals sold, as reflected in the table above, but was offset by decreases in the realized metal prices received.  Higher cost of sales in 2013, which includes production costs, depreciation and amortization, and royalty expense, primarily reflected an increase in the quantities sold, with operating cost pressures more than offset by cost reduction benefits realized.

The following table highlights the key items that affected net income (loss) year over year.

Net earnings for 2012	$78,355
Increased sales volume	158,022
Decreased income tax expense	45,359
Decreased exploration expense	21,271
Net other items	8,968
Net of tax 2013 impairment, incremental to 2012 impairment	(320,391)
Decreased metal prices	(253,494)
Deferred tax impact of Mexican tax reform	(86,800)
Increased production costs (due to increased production)	(32,451)
Increased amortization	(31,504)
Net change in FX	(20,214)
Inventory adjustments to net realizable value	(12,967)
Net loss for 2013	$(445,846)

Revenue for 2013 was $824.5 million, an 11% decrease from revenue for 2012 of $928.6 million.  This decrease was driven by a $253.5 million price variance from lower metal prices realized for most metals, inclusive of negative price and quantity adjustments in 2013 of $25.4 million, offset by a $158.0 million positive volume variance from higher quantities of metals sold.

Mine operating earnings were $131.5 million in 2013, a decrease of 57% from the $303.9 million generated in 2012.  This decrease resulted from the lower revenue noted above and an increase in cost of sales by $68.3 million, which primarily reflected higher volumes sold.  Mine operating earnings are equal to revenue less cost of sales, which is considered to be

Pan American Silver Corp.

substantially the same as gross margin.  Production costs included write-downs of in-process inventory to net realizable value of $13.0 million, which was comprised of a write-down of $10.3 million to heap leach inventories at Dolores and $2.7 million to dore inventory also at Dolores.

Net write-downs of mining assets and goodwill of $540.2 million pre-tax ($420.4 million net of tax) were recorded in 2013 as non-cash charges primarily related to the Dolores mine and associated goodwill arising upon the acquisition of Minefinders in 2012.

The sharp declines in metal prices that occurred in the quarter ended June 30, 2013 caused the Company to conclude that these were significant enough to constitute an indication of impairment, triggering impairment testing as per the Company’s accounting policies and applicable accounting standards.  In addition to the recent metal price declines, the valuation models also incorporated the potential implementation of new Mexican taxes. Accordingly, an impairment charge of $187.5 million, net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million and non-current assets of $2.8 million, was determined to be appropriate in the second quarter of 2013.

Due to the sustained decrease in metal prices that began during the second quarter of 2013 and continued through the balance of the year, during the fourth quarter of 2013 the Company lowered the silver and gold prices assumed in its reserve and resource estimates and its life of mine cash flow models, and concluded that these changes constituted a further indication of impairment.

Based on the Company’s assessment at December 31, 2013 of the recoverable amounts of its mineral properties, determined on a fair value less costs to sell basis, the Company concluded that a further impairment charge was required for the Dolores mine. As a result, the Company recorded an impairment charge of $218.1 million, net of tax ($336.8 million before tax), which was allocated pro-rata amongst the Dolores mineral property ($194.6 million), exploration and evaluation property ($116.1 million) and property, plant and equipment assets ($26.1 million).  For the purposes of this impairment review, the Company’s key assumptions included the most current information on operating and capital costs, a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce, the effects of the Mexican tax reforms that were substantively enacted in the fourth quarter, and a risk adjusted project specific discount rate of 6%.  The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, which had further deteriorated since June 30, 2013.  At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $505.1 million.

At June 30, 2013, the Company reclassified certain exploration assets from assets held for sale to exploration and evaluation property, which required assessment of their carrying amounts based on fair value less costs to sell.  These assets were classified as held for sale in the first quarter of 2013 when the Company entered into an agreement to potentially dispose of them and recorded an impairment charge of $18.3 million.  At June 30 2013, it was determined that the estimated recoverable value of the non-current assets on a fair value less costs to sell basis required an impairment recovery of $3.4 million and brought the impairment charge for these properties to approximately $14.9 million as of June 30, 2013.

The 2012 impairment charge of $100.0 million (with nil tax effect) related to the Navidad project in Argentina. The impairment was a result of the deterioration in economic conditions in Argentina including rampant inflation, increasing capital and operating costs, government imposed capital restrictions, and the nationalization of certain petroleum assets in 2012.These factors resulted in higher discount rates used in the company’s impairment testing for this project. The Company’s key assumptions were information on operating and capital costs, a

Pan American Silver Corp.

long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 12.5%.  It was determined that the estimated recoverable value of the Navidad project on a fair value less costs to sell (“FVLCTS”) was below its carrying value, and as a result an impairment charge of $100.0 million was recorded at December 31, 2012.  The Company concluded that, as at December 31, 2013 there was no further impairment or reversal of impairment to be recorded.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2013 are based on analysts’ consensus prices and the Company’s long term reserve prices, and are summarized in the following table:

Commodity Prices	2014-2017 average	Long term
Silver Price - $/oz.	$22.43	$22.00
Gold Price - $/oz.	$1,338	$1,300
Zinc Price - $/DMT	$2,184	$1,850
Lead Price - $/DMT	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$26.79	$25.00
Gold Price - $/oz.	$1,508	$1,350
Zinc Price - $/DMT	$2,238	$1,750
Lead Price - $/DMT	$2,221	$1,850

Metal prices used at December 31, 2012

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$30.38	$25.00
Gold Price - $/oz.	$1,647	$1,350
Zinc Price - $/DMT	$2,289	$1,750
Lead Price - $/DMT	$2,213	$1,850

The Company assesses impairment at the cash-generating unit (“CGU”) level, which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 8% for 2013 (2012 – 8%), with rates applied to the various mines and projects ranging from 5.5% to 12.5% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates.  At December 31, 2013, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other

Pan American Silver Corp.

assumptions constant.  Under certain of such scenarios, the carrying value of the Company’s mineral properties associated with the Alamo Dorado mine and the Manantial Espejo mine may exceed their recoverable amount for the purposes of the impairment test.

For the Alamo Dorado mine, either of a decrease in the silver price of 2%, a decrease in the gold price of 8%, an increase in operating costs of 2%, or an appreciation of the Mexican peso of 5% would in isolation, cause the estimated recoverable amount to be equal to the carrying value of $ 57.7 million (2012–$56.9 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Manantial Espejo mine, either a decrease in the silver or gold price of 7%, or an increase in operating costs of 4% would, in isolation, cause the estimated recoverable amount to be equal to the carrying value of $ 160.5 million (2012–$146.7 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount as there is only a thin margin between the two.

Income taxes for 2013 were $16.8 million, a $78.8 million decrease from the $95.6 million income tax provision recorded in 2012 and were comprised of current and deferred income taxes as follows:

	2013	2012 (Recast)
Current taxes
Current tax expense in respect of the current year	$54,365	$93,857
Adjustments recognized in the current year with respect to prior years	1,326	7,193
	55,691	101,050
Deferred taxes
Deferred tax expense recognized in the current year	(865)	(965)
Adjustments recognized in the current year with respect to prior years	(523)	(4,523)
Adjustments to deferred tax attributable to changes in tax rates and laws	86,825	-
Reduction in deferred tax liabilities due to tax impact of impairment of property, plant, and equipment	(119,800)	-
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory	(4,571)	-
	(38,934)	(5,488)
Provision for income taxes	$16,757	$95,562

The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes.  The main factors which have affected the effective tax rates for the year ended December 31, 2013 and the comparable period of 2012 were the non-taxable portion of the unrealized gains on the Company’s derivatives, foreign income tax rate differentials, additional mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries.  In addition to the non-cash impairment charge the Company took on its Dolores assets, the Company recorded the

Pan American Silver Corp.

deferred tax impact of the Mexican corporate income tax rate increase and new special mining duty, which were substantively enacted in 2013.  The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	2013	2012 (Recast)
(Loss) income before taxes	$(429,089)	$173,917
Statutory tax rate	25.75%	25.00%
Income tax (recovery) expense based on above rates	$(110,490)	$43,479
(Increase ) decrease due to:
Non-deductible expenses	5,198	5,170
Change in net deferred tax assets not recognized	3,598	5,145
Non-taxable unrealized (gain) on derivative financial instruments – warrants and convertible notes	(4,304)	(6,040)
Foreign tax rate differences	(22,164)	5,148
Effect of other taxes paid (mining and withholding)	14,451	9,418
Change in net deferred tax assets not recognized for exploration expenses	2,042	2,111
Non- deductible foreign exchange (gain) loss	242	(2,549)
Impairment charges	41,166	35,003
Impact of Mexican tax reform	86,825	-
Other	193	(1,323)
	$16,757	$95,562
Effective tax rate	(3.91%)	54.95%
*	The 2013 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico –30%, Peru – 30%.
*	The 2012 amounts have been recast to reflect the final Purchase Price Allocation for the Acquisition of Minefinders.

•	Statement of Cash Flows

Cash flow from operations generated $119.6 million in 2013, a 38% decrease from the $193.3 million generated a year ago.  A large part of the decrease in cash flow from operations resulted from the decrease in cash mine operating earnings, as discussed previously, partly offset by less payment for income taxes.  In 2013, $98.0 million was paid in cash income taxes compared to $152.3 million paid in 2012, largely as a result of higher taxable income generated in 2012.  Cash income tax payments have a lagged effect and as such a portion of 2013 taxes paid related to the high operating income of 2012.  Changes in non-cash working capital used $1.7 million compared to $11.1 million used in 2012.

Investing activities used $125.3 million in 2013, inclusive of $19.9 million generated from net short-term investment liquidations and $13.7 million cash generated by proceeds of asset dispositions.  The balance of investing activities consisted primarily of spending $159.4 million on capital at the Company’s mines and projects as described in the “2013 Operational Performance” section above.

Investing activities used $39.3 million in 2012, inclusive of $30.4 million generated from net short-term investment liquidations and $86.5 million in net cash acquired in the acquisition of Minefinders.  Capital at the Company’s mines and projects in 2012 used $159.9 million, similar to 2013.

Financing activities in 2013 used $90.2 million, whereas financing activities in 2012 used $70.8 million.  Cash used in financing activities in 2013 consisted of $75.8 million paid as dividends to shareholders, $6.7 million used in the share buy-back program, and $30.2 million in repayments of construction and equipment leases which was offset by $23.5 million received as proceeds (in Argentine pesos) from a short term bank loan received by one of the Company’s subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.

Pan American Silver Corp.

In 2012, the $70.8 million in cash used in financing activities consisted primarily of $41.7 million used for the share buy-back program, $24.9 million in dividend payments to our shareholders, and $6.2 million repaid to construction and equipment leases which was offset by $3.2 million in proceeds from the exercising of options and warrants.

•	Income Statement Q4 2013

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period.

	Realized Metal Prices			Quantities of Metal Sold
	Three months ended December 31,			Three months ended December 31,
	2013		2012	2013	2012
Silver – in ounces	$20.28	(1)	$33.41	6,436,002	5,678,802
Gold – in ounces	$1,285	(1)	$1,729	39,746	30,216
Zinc – in tonnes	$1,911	(2)	$2,049	9,394	6,782
Lead – in tonnes	$2,143	(2)	$2,374	3,635	2,095
Copper – in tonnes	$6,915	(2)	$8,066	1,286	1,018
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne.

Earnings in the fourth quarter of 2013 (“Q4 2013”) were a loss of $293.1 million or $1.94 per share compared to a net loss of $31.5 million or $0.18 per share for the comparable period in 2012.  As discussed previously, in Q4 2013 the Company recorded a non-cash write-down related to the Dolores mine of $218.1 million net of tax as well as an $86.8 million deferred tax adjustment arising from Mexican tax reforms.  In Q4 2012 the Company recorded a write-down of $100.0 million related to the Navidad project.

Revenue for Q4 2013 was $192.4 million, a 22% decrease from revenue in the comparable period in 2012.  This decrease was driven by significantly lower metal prices realized, offset by higher quantities of all metals sold, as illustrated in the table above.

Mine operating earnings decreased to $19.0 million in Q4 2013 from $85.1 million in the same quarter last year.  The lower revenue described above, combined with the higher cost of sales and depreciation and amortization largely due to higher volumes, resulted in lower mine operating earnings. Cost of sales for Q4 2013 of $173.4 million was an increase of 7% from $162.2 million in the comparable period last year.

Income tax provision during Q4 2013 amounted to a recovery of $19.3 million compared to an expense of $22.1 million in Q4 2012.  The main factors which impacted the effective tax rates for Q4 2013 versus the expected statutory rate were similar to those described above for the full year 2013.  The primary reason for the change in the provision from an expense to a recovery is the tax impact of the fourth quarter impairment charges offset by the impact of the adjustment arising upon the enactment of the Mexican tax reforms.

A net write-down of mining assets related to the Dolores mine was recorded in the fourth quarter as described previously, amounting to $218.1 million, net of tax ($336.8 million before tax).

•	Statement of Cash Flows Q4 2013

Cash flow from operations generated $46.2 million in Q4 2013, down from the $81.6 million generated one year ago.  The change is largely explained by the decrease in cash mine operating earnings, excluding non-cash depreciation and amortization, and to a lesser degree

Pan American Silver Corp.

the change in working capital.  Changes in non-cash working capital generated $21.4 million compared with working capital using $2.2 million in Q4 2012.  The net non-cash working capital generated in Q4 2013 consisted primarily of a decrease in accounts receivable and prepaids of $10.8 million, an increase in accounts payable and accrued liabilities of $8.2 million, and a decrease in inventories of $2.3 million.  In Q4 2012, the net working capital used was an aggregate of various, largely offsetting timing differences in the normal course of operations.

Cash flow from investing activities used $13.4 million in Q4 2013.  This consisted primarily of $41.2 million in liquidations of short term investments, and an aggregate of $33.7 million in capital investments at the operating mines.  Investing activities in Q4 of 2012 used $140.9 million, which consisted primarily of $77.1 million in the purchase of short term investments and an additional $65.3 million in capital investments at the operating mines.

Financing activities in Q4 2013 used $17.2 million and consisted primarily of $18.9 million in dividend payments to our shareholders offset by $4.9 million in proceeds received from a short term bank loan received by one of the Company’s subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.  In Q4 of 2012, financing activities used $20.1 million and consisted primarily of $10.7 million used for the share buy-back program and $7.6 million in dividend payments to our shareholders.

INVESTMENTS AND INVESTMENT INCOME

At the end of 2013, cash plus short-term investments were $422.7 million ($542.3 million at December 31, 2012), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the year ended December 31, 2013 totalled $3.1 million (2012 - $6.2 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative costs, including share based compensation, decreased by 15% in 2013 to $17.6 million (2012 - $20.8 million).  This decrease was primarily as a result of the cost reduction initiatives adopted by the Company in response to the reduced metal price environment.

Our 2014 general and administrative costs, including share based compensation, are expected to increase slightly from our 2013 level to approximately $19.6 million.  This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate as well as the Company’s ability to allocate certain head office costs that are directly attributable to operating subsidiaries.

The following table compares our general and administrative forecast for 2014 against the general and administrative costs incurred over the previous two years, as well as on a per ounce of silver produced basis, a non-GAAP measure.

Pan American Silver Corp.

	Forecast		Actual
	2014		2013	2012
General and administrative costs (in ‘000s of USD)	$19,600		$17,596	$20,790
Silver production (in ‘000s of ounces)	26,250	(1)	25,959	25,075
General and administrative costs per silver ounce produced(2)	$0.75		$0.68	$0.83
(1)	Forecast silver production at the mid-point of the guidance given in this MD&A for the Company’s existing operations.
(2)
General and administrative costs per silver ounce produced is a non-GAAP measure used by the Company to assess the amount of general and administrative costs relative to production.  It is calculated as general and administrative costs divided by total ounces of silver production in the period.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid $0.4 million (2012 - $0.3 million) for consulting services, charged to general and administrative costs.  Similarly, at December 31, 2013 an accrual was recorded for consulting services from the same individual under the same arrangement for a nominal amount (2012 – nominal amount).  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

The remuneration of directors and other members of key management personnel during the year was as follows:

	2013	2012
Short-term benefits	$8,274	$7,288
Share-based payments	1,890	1,857
	$10,164	$9,145

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in 2013 were $15.5 million compared to $36.7 million incurred in 2012.  The expenses incurred in 2013 were reduced from the prior year levels given the decline in metal prices. Exploration activities in 2013 focused on greenfield exploration in the vicinity of our existing mines.

Our greenfield exploration activities in 2014 are expected to cost approximately $15.8 million, which will be expensed. Greenfield exploration drilling will again be focused in the vicinity of our current operations and only a few select additional projects will attract expenditures.

The 2013 near-mine exploration programs were successful at replacing 119% of the 2013 contained silver ounces mined by adding 6.4 million ounces to the proven and probable mineral reserves having completed nearly 150 kilometers of diamond drilling at the operating mines at a cost of $16.3 million, most of which was capitalized.

Our near-mine exploration program will continue to be very active in 2014 with approximately 106 km of drilling planned.  The cost of these programs is included as part of each mine’s capital budget (exploration and resource to reserve conversion drilling) or included in its operating costs (infill drilling).  The total amount expected to be spent on this drilling in 2014 is approximately $13.9 million.  The main objective of this program is to replace reserves and

Pan American Silver Corp.

resources mined at our sites and as such, expenditures related to this program will be capitalized. The main targets for these reserve additions include the Amolillo and NC zones at La Colorada, Morro Solar at Morococha, Tapada and San Narciso at Huaron, Maria and Melissa at Manantial Espejo, and Litoral-R2 at San Vicente. Inferred resources will also be defined for future upgrade to reserves at each operation. At Dolores, the south zone will be upgraded to indicated, the confidence level to be converted to reserves once economic viability is demonstrated, and the far south extension of the two main structures will be tested at wide spacing.

LIQUIDITY POSITION

The Company’s cash balance at December 31, 2013 was $249.9 million, which was a decrease of $96.3 million from the balance at December 31, 2012.  The balance of the Company’s short-term investments at December 31, 2013 was $172.8 million, a decrease of $23.3 million from a year ago.  The decrease in net cash and short term investments in 2013 resulted primarily from capital expenditures on property, plant and equipment, the payment of dividends to our shareholders, and the cash utilized to repay construction leases that outpaced cash generated by operating activities, proceeds from short term loans and proceeds from the sales of assets.

The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2013 was $689.0 million, a decrease of $74.9 million from the prior year-end’s working capital of $764.0 million.  The decrease in working capital was due to the decrease in cash and short-term investments described above, a decrease in accounts receivable of $19.8 million, and an increase in loans payable of $20.1 million.  These items were partially offset by a change in net taxes payable of $44.9 million, a decrease in accounts payables, current portion of leases and provisions of $22.4 million, and an increase in inventories of $17.7 million.  These changes to non-cash working capital were in the normal course of operations and fluctuated with the timing of payments, receipts, and shipments.

The Company’s financial position at December 31, 2013, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due.  Please refer to the “2014 Operating Outlook” section of this MD&A for a more detailed description of the sustaining capital expenditures planned for each mine in 2014.  The Company remains well positioned to take advantage of strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total attributable shareholders’ equity at December 31, 2013 was $2,182.3 million, a decrease of $527.9 million from December 31, 2012, primarily as a result of the net loss incurred in the current year, dividends paid, and the share repurchase and cancellation program.  As at December 31, 2013, the Company had approximately 151.5 million common shares outstanding for a share capital balance of $2,295.2 million (December 31, 2012 – 151.8 million and $2,300.5 million).  The basic weighted average number of common shares outstanding was 151.5 million and 140.9 million for the years ended December 31, 2013, and 2012, respectively. The increase in 2013 was due to the shares issued as consideration in the Minefinders acquisition on March 30, 2012.

Pan American Silver Corp.

On November 28, 2013, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,570,535 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares.  The period of the bid began on December 5, 2013 and will continue until December 4, 2014 or an earlier date should the Company complete its purchases. This is the Company’s third consecutive NCIB program; however no shares have been repurchased under this program up until the date of this MD&A.  Under the Company’s previous program that ended on September 3, 2013, the Company acquired a total of 1,012,900 of its common shares at an average price of $17.21, 415,000 of such shares being purchased in the calendar year 2013. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at December 31, 2013, the Company had approximately 1.4 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 52 months.  Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2013 with an average weighted exercise price of $23.90 per share.  Additionally, as described in the December 31, 2013 audited financial statements in the notes entitled Acquisition and Divestiture and Long Term Debt (Notes 6.a and 18, respectively in the consolidated audited financial statements), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at March 26, 2014
Common shares	151,500,294
Warrants	7,814,605
Options	1,397,370
Total	160,712,269

The warrants noted were all issued as part of the Aquiline acquisition in December of 2009, and expire in December 2014, with an exercise price of CAD $35.00.

Pan American Silver Corp.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts.  However, at December 31, 2013, the Company had no metal under contract.  At December 31, 2012, the Company had zinc option contracts for 7,500 tonnes, with floor and cap strike prices assuring settlement between $2,000 and $2,200 per tonne on that quantity of zinc, that were settled monthly between January and December of 2013.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD.  These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.  The Company held cash and short term investments of $156.6 million in CAD and $6.1 million in Mexican pesos at the balance sheet date.  At December 31, 2013 and at the date of this MD&A, all foreign currency forward contract positions had been closed out.  Additionally, in the second and fourth quarters of 2013, the Company entered into short term bank loans in Argentina for proceeds of $18.6 million and $4.9 million. These loans are denominated in Argentine pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

In response to the sharp decline in silver and gold prices in the quarter ended June 30, 2013, the Company evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion.  As such, during July 2013, the Company entered into forward contracts of up to one year for up to 25% of its silver and gold production, contracting for the sale of 5.3 million ounces of silver and 24,000 ounces of gold.

On September 10, 2013, the Company decided to accelerate the closing out of its outstanding silver and gold hedges after a re-evaluation of the financial risk of further price declines. The total realized loss recognized from closing the Company’s silver and gold hedges in 2013 was $5.1 million. At December 31, 2013 there were no outstanding positions under this program.

In aggregate, the Company recorded a net loss on its forward contracts and commodity and foreign currency contracts of $4.6 million in 2013, compared to a gain of $0.4 million in 2012.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company’s share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at December 31, 2013 a risk free interest rate of 1.0%, expected stock price volatility of 46.8%, expected life of 0.93 years (expiry in December 2014), expected dividend yield of 4.0%, a quoted market price of the Company’s shares on the TSX of $12.41, an exchange rate of 1 CAD to USD of 0.94, and an exercise price of CAD $35 per share.  The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and results in significant volatility of our effective tax rate.

Pan American Silver Corp.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period.  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative were recognized initially at their respective fair values.  The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2013 were expected stock price volatility of 44%, expected life of 1.96 years, and expected dividend yield of 4%.

During the years ended December 31, 2013 and 2012, the Company recorded a gain on the revaluation of the share purchase warrants and the convertible notes of $16.7 million and $24.2 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies.  The provision is measured using management’s assumptions and estimates for future cash outflows.  The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed.  The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $107.5 million (2012 - $83.5 million) which has been discounted using discount rates between 4% and 11%.  The provision on the statement of financial position as at December 31, 2013 is $41.4 million (2012 - $45.6 million).  Decommissioning obligations at the Alamo Dorado and Manantial Espejo mines are estimated to be incurred starting in two to three years, respectively, while the remainder of the obligations are expected to be paid through 2035 or later if mine life is extended.  Revisions made to the reclamation obligations in 2013 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans, actual expenditures incurred, and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to 2013 earnings as finance expense was $3.0 million in line with $3.0 million in 2012.  Reclamation expenditures incurred during the current year were down slightly from the previous year at $0.4 million (2012 - $0.9 million).

Pan American Silver Corp.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of  operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Audited Consolidated Financial Statements and the related notes.

The Company had the following contractual obligations at the end of 2013:

Payments due by period 2013
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$10,856	$4,800	$4,417	$1,639	$-
Current liabilities	156,241	156,241	-	-	-
Loan obligation	20,095	20,095	-	-	-
Severance accrual	3,726	649	412	2,138	527
Employee compensation plan(3)	3,228	3,228	-	-	-
Restricted share units (“RSUs”)(3)	2,288	1,393	895		-
Convertible notes (4)	39,497	1,631	37,866	-	-
Total contractual obligations(5)	$235,931	$188,037	$43,590	$3,777	$527
(1)
Includes lease obligations in the amount of $10.9 million (December 31, 2012 - $39.7 million) with a net present value of $10.2 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of nil (December 31, 2012 - $0.4 million); both discussed.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	2013	2012 (Recast)
Total current liabilities per Statements of Financial Position	$182,632	$207,861
Add:
Future interest component of:
- Finance lease	363	1,286
- Convertible note	1,631	1,631
Future commitments less portion accrued for:
- Restricted share units	1,050	768
- Contribution plan	2,361	1,768
Total contractual obligations within one year	$188,037	$213,314
(3)
Includes a retention plan obligation in the amount of $3.4 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $2.3 million (2012 – $1.7 million) that will be settled in cash.  The RSU’s vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 19 and deferred tax liabilities of the Audited Consolidated Financial Statements.

MINEFINDERS TRANSACTION

On March 30, 2012, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Minefinders.

Purchase Price Allocation

The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (approximately 49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options.  The Company incurred approximately $16.2 million of transaction costs.

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.  Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations.

Pan American Silver Corp.

These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value.  Retrospective application of the changes made to the allocation of the purchase consideration in the first quarter of 2013 decreased retained earnings, a component of equity as of December 31, 2012 and net earnings due to an increase in depreciation and value of inventory by $9.2 million for the year ended December 31, 2012.

Goodwill has been recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company 2012 year-end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the 2013 first quarter.

Purchase consideration
Cash	$165,413
Replacement option award	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256
(1)	Includes cash of $251.9 million for net cash received of $86.5 million and accounts receivable of $11.3 million.

Further details related to the Minefinders transaction can be found in Note 6 of the consolidated financial statements.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	Cash and Total Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. For the year ended December 31, 2013, sales of silver contributed approximately 64% of our total revenues while by-products were responsible for the remaining 36%.  We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes.  We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

Pan American Silver Corp.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits
(Unaudited in thousands of U.S. dollars)
		Twelve months ended December 31,
		2013	2012 (Recast)
Production costs		$530,613	$485,163
Add/(Subtract)
Royalties		26,459	35,077
Smelting, refining, and transportation charges		76,837	68,098
Worker’s participation and voluntary payments		(1,067)	(1,573)
Change in inventories		(625)	11,358
Other		(5,408)	(2,475)
Non-controlling interests(2)		(5,967)	(6,914)
Metal Inventory write-down		(12,967)	-
Cash Operating Costs before by-product credits		607,875	588,734
Less gold credit		(205,207)	(184,300)
Less zinc credit		(69,776)	(62,155)
Less lead credit		(27,757)	(24,676)
Less copper credit		(39,341)	(31,904)
Cash Operating Costs net of by-product credits	A	265,794	285,699

Add/(Subtract)
Depreciation and amortization		135,913	104,409
Closure and decommissioning provision		3,030	2,999
Change in inventories		5,452	10,017
Other		(971)	(746)
Non-controlling interests(2)		(1,964)	(1,504)
Total Production Costs net of by-product credits(1)	B	$407,254	$400,874

Payable Silver Production (oz.)	C	24,586,527	23,746,108
Total Cash Costs per ounce net of by-product credits	(A*$1000)/C	$10.81	12.03
Total Production Costs per ounce net of by-product credits	(B*$1000)/C	$16.56	16.88
(1)	Figures in this table and in the associated tables below may not add due to rounding.
(2)
Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs.  The associated tables below are for the Company’s share of ownership only.

Pan American Silver Corp.

	Twelve months ended December 31, 2013
		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	Quiruvilca	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,554	$62,454	$117,203	$99,909	$84,203	$-	$67,123	$110,810	$603,256
Less gold credit	b1	$(2,894)	$(24,194)	$(91,113)	$(178)	$(2,614)	$-	$-	$(83,995)	$(204,988)
Less zinc credit	b2	$(10,895)	$-	-	$(22,285)	$(24,154)	$-	$(9,898)	$-	$(67,232)
Less lead credit	b3	$(6,605)	$-	$-	$(11,722)	$(7,577)	$-	$(1,157)	$-	$(27,061)
Less copper credit	b4	$-	$(712)	$-	$(23,605)	$(13,862)	$-	$-	$-	$(38,179)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(20,394)	$(24,906)	$(91,113)	$(57,790)	$(48,207)	$-	$(11,055)	$(83,995)	$(337,460)
Cash Costs net of by-product credits	C=(A+B)	$41,160	$37,548	$26,090	$42,119	$35,996	$-	$56,068	$26,815	$265,796
Depreciation, amortization & reclamation	D	$8,010	$17,813	$44,211	$11,667	$17,649	$-	$9,226	$32,885	$141,461
Total production costs net of by-product credits	E=(C+D)	$49,170	$55,361	$70,301	$53,786	$53,645	$-	$65,294	$59,700	$407,257

Payable ounces of silver	F	4,364,727	5,042,779	3,493,766	2,883,758	2,049,487	-	3,614,290	3,137,720	24,586,527

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$9.43	$7.45	$7.47	$14.61	$17.56	$-	$15.51	$8.55	$10.81
Total production cost per ounce net of by-products	=E *1000/F	$11.27	$10.98	$20.12	$18.65	$26.17	$-	$18.07	$19.03	$16.56

	Twelve months ended December 2012
		La Colorada	Alamo Dorado	Dolores*	Huaron	Morococha	Quiruvilca**	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$56,228	$57,536	$82,926	$89,341	$82,958	$17,219	$73,311	$125,233	$584,752
Less gold credit	b1	$(5,240)	$(29,809)	$(72,198)	$(197)	$(3,840)	$(550)	$-	$(72,140)	$(183,974)
Less zinc credit	b2	$(9,270)	$-	-	$(19,096)	$(19,281)	$(4,391)	$(8,058)	$-	$(60,096)
Less lead credit	b3	$(5,304)	$-	$-	$(9,215)	$(6,956)	$(1,448)	$(1,104)	$-	$(24,027)
Less copper credit	b4	$-	$(746)	$-	$(16,939)	$(11,174)	$(2,097)	$-	$-	$(30,956)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(19,814)	$(30,555)	$(72,198)	$(45,447)	$(41,251)	$(8,486)	$(9,162)	$(72,140)	$(299,053)
Cash Costs net of by-product credits	C=(A+B)	$36,414	$26,981	$10,728	$43,894	$41,707	$8,733	$64,149	$53,093	$285,699
Depreciation, amortization & reclamation	D	$5,571	$15,537	$33,931	$8,790	$11,145	$271	$10,614	$29,317	$115,176
Total production costs net of by-product credits	E=(C+D)	$41,985	$42,518	$44,659	$52,684	$52,852	$9,004	$74,763	$82,410	$400,875

Payable ounces of silver	F	4,215,075	5,345,677	2,646,219	2,506,481	1,776,333	240,354	3,390,683	3,625,285	23,746,108

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$8.64	$5.05	$4.05	$17.51	$23.48	$36.33	$18.92	$14.65	$12.03
Total production cost per ounce net of by-products	=E *1000/F	$9.96	$7.95	$16.88	$21.02	$29.75	$37.46	$22.05	$22.73	$16.88
*	The Dolores mine was acquired with effect from March 30, 2012 and therefore the operations under Pan American’s ownership are only for the nine months ended December 31, 2012.
**	The Quiruvilca mine was sold to a private company effective June 1, 2012.

Pan American Silver Corp.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring.  Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the fourth quarter and full year of 2013 and 2012, to the net (loss) earnings for each period.

	Three months ended December 31,		Twelve months ended December 31,
Adjusted Earnings Reconciliation	2013	2012 (Recast)	2013	2012 (Recast)
Net (loss) earnings for the period	$(293,064)	$(31,535)	$(445,846)	$78,355
Adjust derivative gains	(1,249)	(14,203)	(16,715)	(24,159)
Adjust unrealized foreign exchange (gains) losses	(656)	(584)	(922)	6,124
Adjust realized (gains) losses on silver and gold hedge program	(1,127)	-	5,127	-
Adjust realized and unrealized (gains) losses on commodity contracts	260	(34)	25	(25)
Adjust severance and acquisition costs	-	-	617	16,162
Adjust gain (loss) on sale of mineral properties	(5,969)	1,466	(14,068)	(9,652)
Adjust write-down of mining assets	336,785	100,009	540,228	100,009
Adjust for effect of taxes on above items	(119,286)	-	(117,948)	-
Adjusted (loss) earnings for the period	$(84,306)	$55,119	$(49,502)	$166,814
Basic weighted average shares outstanding	151,428	152,332	151,501	140,883
Basic adjusted EPS	(0.56)	0.36	(0.33)	1.18

•	All-In Sustaining Costs per Silver Ounce Sold

As discussed  and presented in the sections “2014 Operating Outlook” and “2013 Operating Performance”, the Company has adopted the reporting of AISCSOS as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not.  Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital from which benefits will flow to future ounces.  For the periods under review, the below noted items associated with the Morococha relocation project, Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Pan American Silver Corp.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Twelve months ended December 31,
(in thousands of USD)	2013	2012
Payments for mineral property, plant and equipment(1)	$159,401	$159,915
Add/(Subtract)
Advances received for leases(1)	$3,331	$11,538
Morococha relocation project capital	$-	$(6,389)
Navidad project capital	$(246)	$(11,318)
Dolores leach pads & other expansion projects	$(50,482)	$(21,766)
Other non-operating capital	$(357)	$(1,259)
Sustaining Capital	$111,647	$130,721
(1)	As presented on the Audited Consolidated Financial Statements Segmented Information Note #26.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2013.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section.  The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations

Pan American Silver Corp.

and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits.  These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company.  At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company.  Based on this assessment, the Company has not accrued any amounts for the years ended December 31, 2012 or 2013.  The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015.    The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit while; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating

Pan American Silver Corp.

profit.  Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province.  The new law came into effect on July 5, 2013.  The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors.  The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax. As at December 31, 2013, the Company has estimated that the annual tax impact for the first year of this new law would be $2.7 million.

In Bolivia, a new constitution was enacted in 2009 that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, President Morales made no

Pan American Silver Corp.

reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.  The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2014.  This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Expected 2014 Revenue (000’s USD)

				Gold Price
Silver Price		$1,000	$1,100	$1,200	$1,300	$1,400	$1,500
	$18.00	$666,905	$682,887	$698,868	$714,850	$730,832	$746,814
	$19.00	$690,687	$706,669	$722,650	$738,632	$754,614	$770,596
	$20.00	$714,469	$730,451	$746,432	$762,414	$778,396	$794,378
	$21.00	$738,251	$754,233	$770,215	$786,196	$802,178	$818,160
	$22.00	$762,033	$778,015	$793,997	$809,978	$825,960	$841,942
	$23.00	$785,815	$801,797	$817,779	$833,760	$849,742	$865,724
	$24.00	$809,597	$825,579	$841,561	$857,543	$873,524	$889,506
	$25.00	$833,379	$849,361	$865,343	$881,325	$897,306	$913,288

Pan American Silver takes the view that its precious metals production should not be hedged, thereby allowing the Company to maintain maximum exposure to precious metal prices.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.  The table below illustrates this point by plotting the expected cash cost per ounce according to our 2014 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold.

Pan American Silver Corp.

Cash Cost per Ounce of Silver Produced (USD/oz)

				Gold Price
Zinc Price		$1,000	$1,100	$1,200	$1,300	$1,400
	$1,550	$13.45	$12.82	$12.19	$11.56	$10.93
	$1,650	$13.32	$12.69	$12.06	$11.43	$10.80
	$1,750	$13.18	$12.55	$11.92	$11.29	$10.67
	$1,850	$13.05	$12.42	$11.79	$11.16	$10.53
	$1,950	$12.92	$12.30	$11.67	$11.04	$10.41
	$2,050	$12.82	$12.19	$11.56	$10.93	$10.30
	$2,150	$12.72	$12.09	$11.46	$10.83	$10.20
	$2,250	$12.61	$11.99	$11.36	$10.73	$10.10

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

•	Credit Risk

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.

For example, the Doe Run Peru (“DRP”) smelter, a past significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  At the end of 2013 and at the date of this MD&A, Pan American is owed approximately $8.2 million under the terms of its contract with DRP for deliveries of concentrates that occurred in early 2009. The Company has established a doubtful accounts receivable provision for the full amount receivable from DRP.  The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2013 the Company had receivable balances associated with buyers of our concentrates of $31.7 million (2012 - $39.1 million).  All of this receivable balance is owed by nine well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances. At December 31, 2013 the Company had approximately $54.7 million (2012 - $48.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of

Pan American Silver Corp.

precious metal doré and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries and smelters.

Refined silver and gold is sold on the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  At December 31, 2013, the Company has $10.2 million in lease obligations (2012 - $36.4 million), equipment and construction advances of $nil (2012 - $0.4 million) that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2012 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2013 on its lease obligations and equipment and construction advances was $0.2 million (2012 – $1.4 million).  The Company has received short term loans in Argentina totaling $130.0 million Argentina Pesos (USD $23.5 million) at an annual interest rate of 25.7%. $30.0 million Argentine pesos are due at February 2014 and $100.0 million Argentine pesos are due in June 2014. The interest paid by the Company for the year ended December 31, 2013 on the convertible notes was $1.6 million (2012 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and short term investments was 0.68%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2012 – $0.3 million).

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).  The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2014, expressed in percentage terms:

Pan American Silver Corp.

		MXN/USD
PEN/ USD		9.75	10.75	11.75	12.75	13.75	14.75	15.75
	2.20	111%	108%	105%	103%	101%	100%	98%
	2.40	110%	107%	104%	102%	100%	98%	97%
	2.60	109%	106%	103%	101%	99%	97%	96%
	2.80	108%	105%	102%	100%	98%	97%	95%
	3.00	107%	104%	101%	99%	97%	96%	94%
	3.20	106%	103%	101%	99%	97%	95%	94%
	3.40	106%	103%	100%	98%	96%	94%	93%

Under this analysis, our cost of sales is reflected at 100% of our forecasted foreign exchange assumptions for the PEN and MXN of 2.80 and 12.75 per one USD, respectively.  Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.  Pan American expects to generate positive cash flow from operations in 2014 and to utilize this and the strength of its balance sheet to manage its liquidity position.

•	Environmental and Health and Safety Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Pan American Silver Corp.

Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At December 31, 2013 there were approximately 7,339 employees and employees of mining contractors performing work for the Company, of which approximately 60% were represented by unions or covered by union agreements in Mexico, Peru, Argentina and Bolivia.   The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Commitments and Contingencies Note 29 of the Audited Consolidated Financial Statements for further information.

•	Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Pan American Silver Corp.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2013, for the Company’s summary of significant accounting policies.

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Capitalization of evaluation costs:  The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized.  The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

Assets’ carrying values and impairment charges:  In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the USD.  The determination of functional currency may require certain judgments to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Pan American Silver Corp.

Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances.  A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits.  These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.  As at December 31, 2013, the carrying amount of stripping costs capitalized was $59.2 million comprised of Manantial - $13.8 million, Dolores - $32.8 million and Alamo Dorado - $12.6 million (2012 - $22.1 million was capitalized comprised of $5.3, $13.5, and $3.2 million, respectively).

Replacement convertible debenture: As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract.  The holder subsequently selected the Silver Stream contract.  The convertible debenture is classified and accounted for as a deferred credit.  In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation.  As at December 31, 2013, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2012 - $20.8 million).

Convertible Notes:  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Pan American Silver Corp.

Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with N I43-101, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively.  A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.  Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests.  Impairments of mining interests are discussed in Note 12 of the Audited Consolidated Financial Statements for the year ended December 31, 2013.

Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon

Pan American Silver Corp.

decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

Share purchase warrants:  The carrying value of share purchase warrants is equal to fair value.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives.  The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded.  The Company uses significant judgment in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company’s shares on the Toronto Stock Exchange.  Refer to Note 20 of the Audited Consolidated Financial Statements for the year ended December 31, 2013 for details on share purchase warrants.

Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Note 29 of the Audited Consolidated Financial Statements for the year ended December 31, 2013 for further discussion on contingencies.

Pan American Silver Corp.

CHANGES IN ACCOUNTING STANDARDS

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.  The application of IFRS 10 does not have an impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The Company has completed its assessment on this standard and concluded that this standard does not have an impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The Company has completed its assessment on this standard and concluded that this standard does not have a significant impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. The Company has completed its assessment on this standard and concluded that this standard did not have an impact on the consolidated financial statements. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the consolidated financial statements as a result of applying IFRS 13.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The application of IAS 1 does not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments

Pan American Silver Corp.

include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.   The application of the amended IAS 19 does not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting interpretation effective January 1, 2014

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments.  In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event.  IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.  The Company does not anticipate the application of IFRIC 21 to have a material impact on its consolidated financial statements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments.  The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation.

GOVERNANCE CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENTAL STEWARDSHIP

Governance

Pan American adheres to the highest standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems meet or exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, which is a committee appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

Pan American Silver Corp.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

Community relations

We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and pregnant women.

•	Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.

Environmental Stewardship

We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in every phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.

We build and operate mines in varied environments across the Americas.  From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited.  Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.

We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location.  These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste or tailings dump.  The data collected often significantly advances scientific knowledge about the environments and regions where we work.

The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities.  We conduct detailed modeling and simulation of

Pan American Silver Corp.

the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.

Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress.  Community participation in environmental monitoring is encouraged across all our mines.  We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.

We conduct corporate environmental audits of our operations to ensure optimum environmental performance.  Environmental staffs from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations.  In 2012, audits were conducted at Morococha, San Vicente and Huaron mines.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, the Company’s disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

Pan American Silver Corp.

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 (COSO).  Based on this assessment, management concludes that, as of December 31, 2013, Pan American’s internal control over financial reporting is effective.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte LLP, independent registered public accounting firm, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  Deloitte LLP has provided such opinions.

Pan American Silver Corp.

MINERAL RESERVES AND RESOURCES

MINERAL RESERVES – PROVEN AND PROBABLE
				Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Type	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz.)	(%)	(%)	(%)
Huaron	Peru	Vein	Proven	6.9	169	37.3	N/A	N/A	0.44	1.41	2.95
		Vein	Probable	4.7	163	24.9	N/A	N/A	0.42	1.50	2.89
Morococha (92.3%)	Peru	Vein/Mantos	Proven	2.7	188	16.3	N/A	N/A	0.47	1.32	4.32
		Vein/Mantos	Probable	2.7	206	18.1	N/A	N/A	0.69	1.31	4.06
La Colorada	Mexico	Vein	Proven	2.4	406	31.2	0.31	23.5	N/A	1.35	2.47
		Vein	Probable	4.1	378	50.2	0.39	51.9	N/A	1.30	2.35
Dolores	Mexico	Vein	Proven	39.4	31	39.9	0.75	949.5	N/A	N/A	N/A
		Vein	Probable	29.2	35	32.7	0.85	802.3	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	4.4	68	9.7	0.29	41.0	N/A	N/A	N/A
		Disseminated	Probable	0.7	88	2.0	0.61	13.8	N/A	N/A	N/A
La Bolsa	Mexico	Vein	Proven	9.5	10	3.1	0.67	203.0	N/A	N/A	N/A
		Vein	Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Proven	3.0	135	13.2	2.06	200.7	N/A	N/A	N/A
		Vein	Probable	1.3	140	6.0	2.17	92.4	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Proven	2.1	413	28.1	N/A	N/A	N/A	0.35	2.85
		Vein	Probable	0.7	406	9.4	N/A	N/A	N/A	0.34	2.55
TOTALS			Proven + Probable	120.1	84	323.5	0.77	2,491.3	0.48	1.27	3.04
MINERAL RESOURCES – MEASURED AND INDICATED
				Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Type	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz.)	(%)	(%)	(%)
Huaron	Peru	Vein	Measured	1.5	162	7.9	N/A	N/A	0.20	1.85	3.06
		Vein	Indicated	1.0	166	5.2	N/A	N/A	0.24	1.89	3.22
Morococha (92.3%)	Peru	Vein/Mantos	Measured	0.8	150	3.9	N/A	N/A	0.41	1.31	3.57
		Vein/Mantos	Indicated	1.1	202	7.4	N/A	N/A	0.54	1.45	3.37
La Colorada	Mexico	Vein	Measured	0.4	164	2.2	0.15	2.1	N/A	0.40	0.65
		Vein	Indicated	1.7	255	13.8	0.29	15.7	N/A	0.51	0.83
Dolores	Mexico	Vein	Measured	2.4	31	2.5	0.51	40.4	N/A	N/A	N/A
		Vein	Indicated	9.0	32	9.2	0.96	279.0	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Measured	1.0	43	1.3	0.22	6.8	N/A	N/A	N/A
		Disseminated	Indicated	1.2	78	3.1	0.40	15.9	N/A	N/A	N/A
La Bolsa	Mexico	Vein	Measured	1.4	11	0.3	0.90	31.4	N/A	N/A	N/A
		Vein	Indicated	4.5	9	1.1	0.50	59.8	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Measured	2.0	93	5.9	1.26	79.1	N/A	N/A	N/A
		Vein	Indicated	3.4	90	9.9	1.16	127.7	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Measured	0.5	117	1.9	N/A	N/A	N/A	0.19	2.16
		Vein	Indicated	0.2	129	0.9	N/A	N/A	N/A	0.12	1.47
Navidad	Argentina	Mantos, Diss.	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Mantos, Diss.	Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Disseminated	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Disseminated	Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Calcatreu	Argentina	Vein	Indicated	8.0	26	6.6	2.63	676.0	N/A	N/A	N/A
TOTALS			Measured+ Indicated	206.0	114	715.4	1.10	1,598.5	0.05	0.87	2.43

Pan American Silver Corp.

MINERAL RESOURCES – INFERRED

				Tonnes	Ag	Contained Ag	Au	Contained Au	Cu	Pb	Zn
	Location	Type	Classification	(Mt)	(g/t)	(Moz)	(g/t)	(000's oz)	(%)	(%)	(%)
Huaron	Peru	Vein	Inferred	8.5	161	44.0	N/A	N/A	0.29	1.61	2.72
Morococha (92.3%)	Peru	Vein/Mantos	Inferred	8.0	209	53.9	N/A	N/A	0.43	1.45	5.11
La Colorada	Mexico	Vein	Inferred	2.9	265	24.5	0.42	38.8	N/A	1.34	2.17
Dolores	Mexico	Vein	Inferred	10.7	39	13.3	0.97	334.5	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Inferred	0.0	39	0.0	0.54	0.0	N/A	N/A	N/A
La Bolsa	Mexico	Vein	Inferred	13.7	8	3.3	0.51	222.4	N/A	N/A	N/A
Manantial Espejo	Argentina	Vein	Inferred	1.4	99	4.3	1.17	51.2	N/A	N/A	N/A
San Vicente (95%)	Bolivia	Vein	Inferred	3.1	330	33.2	N/A	N/A	N/A	0.28	2.53
Navidad	Argentina	Mantos, Diss.	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Disseminated	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Calcatreu	Argentina	Vein	Inferred	3.4	17	1.8	2.06	226.0	N/A	N/A	N/A
TOTALS			Inferred	121.5	95	297.7	0.73	1,318.7	0.09	0.82	2.36

HISTORICAL ESTIMATES

			Tonnes	Ag	Contained Ag	Au	Pb	Contained Au	Zn	Cu
Property	Location	Unclassified	(Mt)	(g/t)	(Moz)	(g/t)	(%)	(000's oz)	(%)	(%)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2.7	167	14.6	0.62	N/A	53.9	N/A	N/A
Hog Heaven (ii)	USA	Historical (ii)(iv)	7.6	133	32.7	0.70	N/A	171.9	N/A	N/A
Waterloo (v)	USA	Historical	33.8	93	100.9	N/A	N/A	N/A	N/A	N/A
TOTAL		Historical	44.1	104	148.2			225.8

Notes:	The foregoing tables illustrate Pan American’s share of mineral reserves and resources. Properties in which Pan American has less than 100% interest are noted next to the property name.

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company’s Annual Information Form dated March 28, 2013 for more information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

Metal prices used for reserves at all Mines: Ag: $22.00/oz, Au: $1,300/oz, Pb: $1,950/Tonne,Cu: $6,800/Tonne,Zn: $1,850/Tonne

Metal prices used for La Bolsa reserves were Ag: $14.00/oz and Au: $825/oz

Metal prices used for Calcatreu resources and reserves were Ag: $12.50/oz and Au: $650/oz.

Metal prices use for resources vary according to mine and mining area.

Metal prices used for Navidad resources were Ag: $12.52/oz and Pb: $1,100/tonne.

Metal prices for Dolores and Alamo Dorado resources: Ag $35/oz, Au: $1,400/oz.

Pan American Silver Corp.

(i)	Totals may not add-up due to rounding.

(ii)
The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate).  Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

	Category	Tons	oz/ton Ag	oz/ton Au

	Proven Reserves	2,981,690	4.88	0.018

	Probable & Possible Reserves	904,200	10.40	0.020

	Heap leach ore	316,100	1.56	0.014

	Possible Resources	4,500,000	2.41	0.020

	Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate.  Accordingly, the Company is not treating the historical estimate as current, NI 43-101-compliant mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(iii)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate).  Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iv)
 The Company believes that the historical estimate categories of “proven & possible reserves”, “heap leach ore stockpile”, “possible resources” and “inferred resources” most closely correspond to 7,639,000 tonnes in the NI 43-101 category of “inferred resources”

(v)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101.  The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology.  The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property.  The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the NI 43-101 category of "indicated resource".  However; the Company has not completed the work necessary to verify the historical estimate.  Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on

Pan American Silver Corp.

information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Dolores, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado, Morococha, Pico Machay and Calcatreu were prepared under the supervision of, or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Corporate Development and Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101”).  Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

TECHNICAL INFORMATION

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR AND TAX LAWS IN MEXICO AND THE INTRODUCTION OF THE NEW MINING PROPERTY TAX IN SANTA CRUZ, ARGENTINA, EACH OF WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA AND BOLIVIA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; THE SUCCESSFUL IMPLEMENTATION AND EFFECTS OF ONGOING OR FUTURE DEVELOPMENT AND EXPANSION PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF

Pan American Silver Corp.

SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS MD&A HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Pan American Silver Corp.

Document 3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-180304 on Form F-10 and Registration Statement Nos. 333-149580, 333-180494 and 333-180495 on Form S-8, and to the use of our reports dated March 26, 2014 relating to (1) the consolidated financial statements of Pan American Silver Corp. and subsidiaries (“Pan American”) and (2) the effectiveness of Pan American’s internal control over financial reporting appearing in this current Report on Form 6-K of Pan American filed on March 27, 2014.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 27, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)

Date:	March 27, 2014	By:	/s/ Delaney fisher
			Name:	Delaney Fisher
			Title:	Corporate Secretary